Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sol Boards, Inc.
61239 Tetherow Dr. #211
Bend, OR 97702
https://www.golfboard.com/

Up to $535,000.00 in Class B Non Voting Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Sol Boards, Inc.
Address: 61239 Tetherow Dr. #211, Bend, OR 97702
State of Incorporation: OR
Date Incorporated: March 06, 2013

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Class B Non Voting Common Stock
Offering Maximum: $535,000.00 | 428,000 shares of Class B Non Voting Common Stock
Type of Security Offered: Class B Non Voting Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses*

$1,000+ | Bronze Tier

Invest $1,000 and surf the earth with 2 free Golfboard 18-hole day passes.

$2,500+ | Silver Tier

Invest $2,500 and surf the earth with 4 free Golfboard 18-hole day passes.

$5,000+ | Gold Tier

Invest $5,000 and receive $500 off your own Golfboard plus 4 free Golfboard 18-hole day passes.

$10,000+ | Platinum Tier

Invest $10,000 and receive $1000 off your own Golfboard plus 4 free Golfboard 18-hole day passes.

$25,000 | GolfBoard

Invest $25,000 and receive a free GolfBoard.

$50,000 | SportBoard

Invest $50,000 and receive a free SportBoard with rear fender cooler plus sand and seed bottle.

$75,000 | GolfBoard Pro

Invest $75,000 and receive a free GolfBoard Pro with rear fender cooler plus sand and seed bottle.

$100,000+ | GolfBoard Pro Graphite

Invest $100,000 and receive free customized GolfBoard Pro with graphite fenders and seat cooler system.

The 10% Bonus for StartEngine Shareholders

Sol Boards, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.25/ share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Sol Boards, Inc. ("Sol Boards" or "Company" or referred to as "GolfBoard"), headquartered in Bend, Oregon, has created what is now widely considered a revolutionary single-rider electric vehicle under the GolfBoard® brand. The GolfBoard was selected as the best new product for golf at the 2014 Annual PGA Merchandise Show in Orlando, Florida, helping to quickly establish GolfBoards' credibility as a broadly accepted alternative to regular golf carts by golf industry professionals and key influencers. While initially considered a device that would appeal to younger players, GolfBoard has now proven to be popular with golfers of all ages. There are now over 129,000 registered GolfBoard users, and the average age of a GolfBoarder is 42. Those courses offering GolfBoard typically have 31.5% of its GolfBoarder's over 50 and 10.9% over 60.

There are now more than 3,000 GolfBoards in use on over 300 public and private courses worldwide generating more than 1 million rounds played with a zero-insurance claim loss history. This broad use of GolfBoard has led to a growing perception that GolfBoard is a very safe offering; suitable for use on all types of courses. The GolfBoard was originally designed specifically for golf course use, but has a broad range of potential applications beyond golf. The most obvious and widely demanded adjacent application of the Company's board offerings is the large sightseeing and tourism market. In this regard, the Company has recently developed and brought to market its new ResortBoard offering. The ResortBoard has been undergoing a multi-year beta test at two ski resorts and has proven to be a valuable addition to their summer operations. Based on the learnings from these test locations, the company intends to make some further design improvements to increase the suitability of this offering for extreme backcountry use and then move to aggressively market its ResortBoard offering. Management expects the ResortBoard to ultimately exceed the popularity of GolfBoard. The ResortBoard has greater durability, more versatility, is capable of being used both on and off-road, and is a natural progression in response to strong consumer interest in non-golf offerings. Many large resorts have golf courses as well as an extensive adjacent property suitable for sightseeing. As such, the Company has developed a new GolfBoard Pro model, which incorporates much of the ResortBoard design and can be used on the golf course as well as off-road for sightseeing.

Single Rider Advantage

Now entering our 6th season of operations, GolfBoard has proven to be a safe and efficient personal transportation vehicle. The recent Coronavirus pandemic has created increased interest in GolfBoard, in that many courses now only allow one rider per vehicle. As such, courses are now closely considering replacing some of their golf carts with GolfBoards, as they take up less room in cart barns, and are far less damaging to sensitive turf than having 4 golf carts servicing 4 players. Additionally, 1 rider per golf cart restrictions has led to a supply shortage, forcing more players to walk because there are not enough golf carts available. This has led to an immediate increase in the purchase of GolfBoards by personal use buyers who do not want to be dependent on renting golf carts which are in short supply. Because GolfBoard is for a single rider, has a small footprint, and can be easily moved via a standard SUV, it has become an ideal solution for the new social distancing requirements.

Growing Used Board Market.

The recent influx of personal use GolfBoard Orders has also driven an increase in the sale of factory refurbished pre-owned GolfBoards. The Company currently sells factory refurbished GolfBoards at $3,999 per unit, which is a 38.5% discount. With an average refurbishment cost of approximately $2,000 per board, the Company generates up to a 50% margin (prior to sales commissions) on factory refurbished board orders. There is an even greater margin when the refurbished unit is less than 3 years old. As awareness builds regarding the availability of factory refurbished GolfBoards, management expects used board sales to personal buyers to become an increasingly meaningful new sales channel. Prior to our used board offering, individual GolfBoard sales have only been to high net worth personal use buyers which has been less than 10% of revenue. However, at a price of under $4K, we have seen interest in personal GolfBoard ownership greatly accelerate and now become as much as 50% of sales in recent months. The recent growth in factory refurbished GolfBoards sales is very timely, in that many of our commercial clients are now completing their 36-month lease term and choosing to trade in their GolfBoards. These trade-in boards will provide a consistent supply of units to refurbish and then resale at strong margins. As we refine our refurbishment procedures and improve our used board marketing, the Company expects to build a sustainable new profit center for the company.

Dual Bag Board (tentatively, the 'CaddyBoard')

GolfBoard (and its high-performance ResortBoard, GolfBoard Pro, and SportBoard models) is only the beginning. We have also been thoroughly testing a dual-bag board for caddy use which has initially been very well received. Our dual-bag board allows caddies to better service their clients as well as work two 18-hole rounds per day without the usual physical 'wear & tear' that results in absenteeism and costly workman's compensation claims. We are now also in the process of working with our manufacturer to develop other advancements and upgrades to further improve durability, extend the range, and lower costs. Our management team is confident that on-going efforts to further advance our board designs will ensure GolfBoard remains the best in class offering in this unique category.

Active Litigation

Sol Boards Inc. has received a Civil Action Summons notifying the Company that a lawsuit against Sol Boards Inc. has been filed. The Plaintiff alleges he fell and experienced a cut to his shin while operating a BeachBoard. Prior to operating the Beachboard, Plaintiff received instructions and executed an Assumption of Risk and Release of Claims agreement acknowledging the risks of using the board include the possible occurrence of falls resulting in injuries. It's the Company's position that all elements of its Assumption of Risk and Release of Claims are fully enforceable. See Risk Factors BeachBoard Incident for additional information.

Competitors and Industry

Bike Competition

GolfBoard's success has led to a small group of electric bike companies (and other single rider vehicles), attempting to penetrate the golf marketplace. The offering currently with the most traction is the Phat Golf Scooter and Fat Tire Electric Golf Scooter (both with turf-friendly wide wheels), which are a pedal-less, throttle powered electric bicycles with a rear-wheel mounted golf bag holder. These Golf Scooters have succeeded in getting some courses to test their offering. Another recent electric bike offering is the FinnCycle by Sun Mountain. The FinnCycle is more of a motorcycle than a bicycle, with the golf bag sitting between the customer's legs on the top tube. Recent side by side comparison to GolfBoard indicates there is some initial user curiosity in the FinnCycle, as of 6/12/2020 GolfBoard still maintains dominate market share. Early feedback from the courses who have tested the Phat Golf Scooter and the FinnCycle is they are more difficult to operate than a GolfBoard, and maybe more challenging than most golfers can use safely, especially on hilly courses. The initial indication is that Sun Mountain plans to offer revenue share to accelerate early acceptance of their offering.

Current Stage and Roadmap

New Initiatives

Sol Boards is gaining strength each year as it further demonstrates strong proof of concept, reduces debt, and shifts to a higher recurring revenue focus. Our proven zero-injury claims history, successful repayment of the debt, and growing demand to rent GolfBoards, as well as purchase used GolfBoards, positions the Company well for future success.

Prior Development History

In its initial years, GolfBoard was an unproven new offering largely considered potentially unsafe, and a poor fit for a golf industry with a large population of older deconditioned players. Today we have proven popularity, with approximately one million GolfBoard rounds played with a zero insurance claims loss history. The golf industry now considers GolfBoard safe and popular with golfers of all ages. The golf industry has typically been slow to change, but in 2018 there was an industry-wide boom in the adoption of single rider vehicles, which are now greatly considered a much faster and more turf-friendly alternative to golf carts. Two wheeled electric bikes and scooters are the other single rider vehicles now gaining acceptance, but GolfBoard with its 4-wheel offering (providing greater stability and traction) remains the preferred alternative to golf carts. Now with very strong proof of concept and rapidly growing acceptance, the challenge is scaling up the company in a way that is low risk to the golf course and profitable to our Company. Our business includes the following products GolfBoard, GolfBoard Pro, ResortBoard, our Reservation System, Dual Bag Board, SportBoard, Refurbished GolfBoards, Parts and Accessories, and Apparel.

Future Roadmap

These objectives are achievable through the growth of our managed fleet rental and proposed revenue share programs. As we build our inventory of Company-owned boards (now approximately 285 units), the Company can offer seasonal 6-month and month-to-month rentals at $275 to $350 per month, allowing the course to avoid a long-term commitment to a 3-year lease. The current managed fleet inventory, once fully deployed, has the potential to generate ongoing recurring revenue for the company. Once the existing managed fleet boards are completely rented, we would then further grow our managed fleet through the combination of additional equity capital raised activity and some small amount of additional debt. The company plans subsequent offerings to fund further expansion of its managed fleet which has the potential to significantly increase the Company's recurring revenue without the pressure of additional debt service. These boards could be placed on courses on a revenue share basis with no up-front fee required (other than the client paying shipping), with GolfBoard collecting its fees (expected to be $275 to $375 per month per board). These additional revenue share boards will have very high adoption because the course eliminates all downside risk. Our management team is very excited about the potentially favorable impact of moving from today's sales-driven Company (with moderate margin) to a high margin recurring revenue Company, so we are eager to grow our Revenue Share Program. Now that we have proven the popularity and safety of our GolfBoard offering, our only need is to successfully raise capital to grow the size of our high margin managed fleet. We expect to have our funding in place to grow this inventory no later than yearend 2021.

Reservation System

The Company is now also in the process of launching its proprietary GolfBoard reservation system. As part of our plan to further grow the popularity of GolfBoard, we recently launched a GolfBoard Tee-Time Booking System. This reservation/booking system will make it easier for our 100,000+ registered GolfBoard riders to book a tee-time and reserve a Golfboard across global course network. This GolfBoard reservation system will allow the Company to generate additional earnings from current clients, while at the same time providing valuable service and support that should lead to the further growth in GolfBoard sales. Once the GolfBoard reservation system is broadly adopted, the Company will invest in advertising and marketing to drive even greater

The Team

Officers and Directors

Name: John Wildman

John Wildman 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, Chief Executive Officer, Secretary
  Dates of Service: October 01, 2014 - Present
  Responsibilities: Fundraising, strategic direction, selection of senior management, investor relations and marketing. John Wildman is eligible to receive up to $180,000 per year in base compensation based as the Company's performance allows as well as bonuses as may be approved by the Company's Board of Directors. John Wildman has received no base salary or bounces since June of 2018. John Wildman currently owns 700,386 shares of Class A voting stock plus options and warrants for an additional 838,845 shares.

Name: Jeff Dowell

Jeff Dowell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Chief Operating Officer
  Dates of Service: May 15, 2014 - Present
  Responsibilities: Operations, including sales, recruiting & staffing of GolfBoard Reps, service, client support, maintenance, GolfBoard rental & revenue share programs. Jeff Dowell is paid no base salary and receives commission 7.5% to 15% commission on sales and rental revenue, plus up to 50% of margin on his personal production. Jeff has earned 126,000 shares of class A voting stock plus has options for another 356,322 class A shares.

Name: Dean Fuschetti

Dean Fuschetti's current primary role is with President Microcast Technologies Corporation. Dean Fuschetti currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 30, 2014 - Present
  Responsibilities: Product development, management oversight, manufacturing, and parts inventory. Dean Fuschetti receives no compensation of being a Sol Board Director. Dean Fuschetti (and his has family) have 2,377,688 shares of Sol Boards class a voting stock on a fully diluted basis after execution of all warrants. Microcast Technologies Cooperation (where Dean Fuschetti is President) has earned 269,000 shares of class A voting stock for assisting with service and replacement parts inventory. Microcast has a supply agreement for which it earns a 20% mark up on components.

Name: Starling Faraon

Starling Faraon's current primary role is with Self-Employed, Co-Founder Laird Superfood. Starling Faraon currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: March 06, 2013 - Present
  Responsibilities: Research & Development. Star Faraon receives no compensation. Star Faraon owns 371,688 shares of class A voting stock.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Sol Boards Inc. Class B non voting stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an liquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Sol Boards Inc. Class B non voting stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the golf, micro-mobility or e-mobility industries. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Sol Boards Inc. Class B non voting stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced

to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Sol Boards Class B common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly
The Company owns 3 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in

the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Audit Delays Due To Audit Firm Disengagement.
The Company must complete an audit of its 2016, 2017, 2018, and 2019 financial statements prior to proceeding with its subsequent Title IV offerings. While the Company has engaged a new audit firm (Weiss Accountancy Corporation, Van Nuys, CA), and they are progressing with the audit, there can be no assurance that the Company will complete the required audit in time to proceed with its intended Title IV Offering and carry out its proposed business plan.

Mechanical Failure.
Risk factors faced by Company include, but are not limited to: (1) mechanical or other failure of Company's products or its components, such as the products' battery or loss of power, broken stability bar or suspension plates, or undetected board damage resulting from product misuse or abuse, could, among other potential consequences, cause fire, loss of brakes and/or other damage or injury to persons or property; or (2) claims related to personal injury, including, without limitation, loss of life, and other damages resulting from use of Company's products.

Long Sales Cycle, Other Market Pressure, and Forecasting Difficulties
Other risk factors faced by Company include, but are not limited to (1) the Company's long sales cycle to golf courses; (2) low profit margins and continued pressure on profit margins due to price comparisons to inexpensive golf carts, and (3) difficulty in forecasting sales volume, including for new non-golf uses and international markets.

Voting Agreement
Investors in Sol Boards Inc. Class B common stock offering should be aware that a group of shareholders own, a majority of the shares of common stock in Company, include Dean Fuschetti, Michael Fuschetti, Steven Fuschetti, Richard J. Fuschetti, Jr., John Wildman, Laird Hamilton, Paul Hodge and Starling Faraon, entered into a voting agreement related to how they will vote their shares for directors of Company (and potentially how they will vote for other matters), the substance of which is anticipated to be that they will vote for John Wildman, Dean Fuschetti, and Starling Faraon to serve as directors, and that with the Q1 2018 resignations of Paul Hodge and Laird Hamilton from the Company's board (as they have decided to collaborate and focus on the development and growth of Laird Super Foods), these 3 remaining directors are likely to serve as Company's directors for the foreseeable future.

GENERAL STATEMENT OF RISK.
Company has limited financial and operating history. Any investment in the Company's Stock (Class A or Class B) involves a high degree of risk of loss, and possibly total loss of that investment. The value of the Shares is volatile and there can be no assurance that Company will be profitable. The likelihood of success of Company must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with expanding and growing the business enterprise, as well as the specific risks the Company faces. Realization of the objectives of Company is subject to significant economic and business risks.

GENERAL RISK FACTORS.

Risk factors faced by Company include, but are not limited to: (i) potential future competition from competitors (who may be well established in the golf industry and/or have significant financial resources) who develop a similar or superior competing product; (ii) in the event of insufficient sales to cover operating costs, Company may be unable to raise sufficient capital;(iii) regulatory risk from existing, new and increasing regulations and laws that could delay, prevent or restrict the sale of Company's products; (iv) Company's success is highly dependent on its intellectual property – Company's products may be alleged to infringe the intellectual property of others, or others may infringe Company's intellectual property; (v) mechanical or other failure of Company's products or its components, such as the products' battery or loss of power, broken stability bar or suspension plates, or undetected board damage resulting from product misuse or abuse, could, among other potential consequences, cause fire, loss of brakes and/or other damage or injury to persons or property; (vi) claims related to personal injury, including, without limitation, loss of life, and other damages resulting from use of Company's products (vii) development risks; (viii) lack of successful diversification of Company's products; (ix) disruptions in sales and production cycles due to changes in market demand, manufacturing or parts inventory problems, or other factors; (x) uninsured loss; (xi) Company relies on its key personnel, the loss of any of whom could have significant repercussions on Company; (xii) general economic conditions and volatile market conditions that are beyond Company's control; (xiii) sales and marketing risk and development of distribution channels; (xiv) Company generally faces a long sales cycle to golf courses; (xv) low profit margins and continued pressure on profit margins; (xvi) difficulty in forecasting sales volume, including for new non-golf uses and international markets; (xvii) potential conflicts of interest; (xviii) Company is party to contracts that commit Company to long-term obligations and may not reflect current market conditions or terms that Company could secure on the open market; (xix) Company anticipates it may face significant retrofit and redesign costs which could exceed established reserves or exceed contractual obligations of Microcast Technologies Corp (MTC), the Company's contract manufacturer, to remediate such costs, or both; (xx) increased labor costs and the ability of Company to attract and retain qualified personnel; and (xxi) warranty claims.

PROJECTIONS AND ESTIMATED COSTS

All projections and forecasts provided by Company must be viewed only as estimates, and Company makes no warranty or guaranty that any projections, predictions or expectations will be realized. Company's business plan is based on a number of assumptions relating to costs, sales revenues and other matters. Among the assumptions are that Company has entered into a services agreement with MTC by which Company's monthly service expenses will be fixed at $10,000 per month. The Company has successfully entered into a service agreement with MTC but this service agreement can be canceled by either party at any time. If the service agreement is canceled by MTC, and the company cannot service its boards itself for a total cost of no more than $10,000 a month, there could be a material adverse impact on Company's financial results and projections.

RISK OF MANAGING GROWTH

Company expects to expand its operations by increasing its sales and marketing efforts, research and development activities, and improving and expanding its products and offerings. The anticipated growth could place a significant strain on Company's management, operational and financial resources. Effective management of the anticipated growth shall require expanding Company's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. There can be no assurances that these or other measures implemented by Company shall effectively increase Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources. The failure to effectively manage growth could have a material adverse effect on Company's operations.

GB Leasing.
Company previously entered into a leasing and financing agreement ("Leasing Agreement") as well as a "Factoring Agreement" with GB Leasing Capital, LLC, ("GBL") an entity that Company has been advised is substantially owned, directly or indirectly, by Paul Hodge (and his spouse), Star Faraon, and Laird Hamilton, all of whom are currently or have previously been directors of Company. The terms of the Leasing Agreement include provisions that limit Company from referring customers who seek to lease GolfBoard products and other board products to other companies offering lease financing. The terms of the Factoring Agreement were to provide capital to finance Demo and Trial board programs. The Company has secured financing from an unrelated third party (Bay Cap Leasing) introduced to Company by GBL and for which Company believes that GBL has received or is receiving fees and/or other consideration from such third party.

Super Majority.
The bylaws of Company include, and the articles of incorporation of Company allow, without limitation, certain super-majority voting standards for actions by Company's board of directors and Class A Voting Common Stock.

BeachBoard Incident.
Counsel for David Christel (plaintiff) sent Company a Civil Action Summons dated August 10, 2020, notifying the Company that Plaintiff has filed a lawsuit against Sol Boards Inc. in the Superior Court of New Jersey, alleging on or about August 17, 2018, Plaintiff was caused to fall and cut himself while operating a BeachBoard owned by Sol Boards. Prior to operating the Beachboard, Plaintiff received instructions and executed an Assumption of Risk and Release of Claims agreement acknowledging the risks of using the board include the possible occurrence of falls resulting in injuries, and to the fullest extent permissible by law releasing the Company from any and all claims, actions, proceedings, damages, liabilities, and expenses of every kind, including those relating to bodily injury. The Company has notified its insurance provider and together are selecting counsel to defend the claim. It's the Company's position that all elements of its Assumption of Risk and Release of Claims are fully enforceable. At the time of the alleged BeachBoard incident the Company maintained

General Liability Insurance with Chubb with a deductible of $10,000 per occurrence.

Altered Electric Skateboards.
Altered Electric Skateboards/Chase Boards, LLC sent Company a demand letter dated January 17, 2014, alleging certain claims of patent infringement against Company. Company and its patent counsel reviewed the claims and responded in writing, explaining Company's and its patent counsel's position and belief that its product(s) is not covered by the claims of Altered Electric Skateboards'/Chase Boards, LLC's patents. Company's position continues to be that its product(s) is not covered by the patent claims and Company is not aware of any related legal action having been initiated. There have been no subsequent communications from Altered Electric Skateboards/Chase Boards, LLC.

'Surf The Earth' Trademark.
Counsel for Scott Benston dba Surf The Earth sent Company a cease and desist letter dated November 13, 2015, alleging that Company was infringing on Mr. Benston's rights to the SURF THE EARTH trademark. Company and its trademark counsel reviewed the demand and responded by letter dated December 17, 2015 summarizing Company's position that the goods and/or services each party offers under the SURF THE EARTH mark are distinguishable and that no infringement exists. Mr. Benston's counsel responded by letter dated January 15, 2016 further alleging infringement and related claims. The parties have now entered into a settlement agreement that will allow Company to continue use of the SURF THE EARTH mark under license in perpetuity for a nominal fee of only $5,000 per year, or 5% of apparel sales, whichever is the greater.

INDEMNITY OBLIGATIONS
Company's articles of incorporation provide that Company is required to indemnify current and former directors and officers of Company to the fullest extent permitted by the laws of the State of Oregon. These rights of indemnification are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, and vote of shareholders or directors or otherwise. Company's board of directors may cause Company to indemnify employees and agents of Company. Company has also assumed other indemnity obligations by contract, which could obligate Company to assume significant liabilities and expend significant sums.

CAUTIONARY STATEMENTS.
PROSPECTIVE INVESTORS MUST CONDUCT AND RELY ON THEIR OWN EVALUATIONS OF THE SHARES, COMPANY, AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE SHARES. READ ALL DOCUMENTS PROVIDED BY THE COMPANY CAREFULLY, INCLUDING, WITHOUT LIMITATION, THESE "RISK FACTORS." CERTAIN STATEMENTS HEREIN OR IN OTHER INFORMATION PROVIDED BY COMPANY TO INVESTORS, OR OTHERWISE MADE AVAILABLE TO INVESTORS, CONSTITUTE "FORWARD LOOKING STATEMENTS." SUCH FORWARD LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AS TO FUTURE EVENTS

THAT ARE INHERENTLY UNCERTAIN AND SUBJECTIVE. COMPANY MAKES NO REPRESENTATION OR WARRANTY AS TO THE ATTAINABILITY OF SUCH ASSUMPTIONS OR AS TO WHETHER FUTURE RESULTS WILL OCCUR AS PROJECTED. THE PROJECTIONS OF COMPANY'S FUTURE PERFORMANCE ARE NECESSARILY SUBJECT TO A HIGH DEGREE OF UNCERTAINTY. ACTUAL RESULTS CAN BE EXPECTED TO VARY FROM THE RESULTS PROJECTED. SUCH VARIANCES MAY BE MATERIAL AND ADVERSE. PROSPECTIVE INVESTORS ARE EXPECTED TO CONDUCT THEIR OWN INVESTIGATIONS WITH REGARD TO COMPANY AND ITS PROSPECTS.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dean Fuschetti and Family	2,377,688	Class A Voting Common Stock	26.9

The Company's Securities

The Company has authorized Class B Non Voting Common Stock, and Class A Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Class B Non Voting Common Stock.

Class B Non Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 1,795,580 outstanding.

Voting Rights

There are no voting rights associated with Class B Non Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 7,032,458 outstanding.

Voting Rights

Class A Shareholders have the ability to elect Board members and vote to resolve any deadlock among Directors. If a deadlock should occur in the vote of the directors and the deadlock cannot be resolved by agreement of the directors, the Board shall call a special meeting of the shareholders for the purpose of electing a provisional director to break the deadlock. If at such special meeting the shareholders are unable to vote a majority of shares to elect the provisional director, the shareholders on one side of the dispute shall give their proxies to a disinterested third party and the shareholders on the other side of the dispute shall give their proxies to a second disinterested party. The two disinterested parties so selected shall in turn give their proxies to a third disinterested party selected by the first two, who shall vote all the shares in favor of the election of a provisional director chosen by the third disinterested party. The provisional director shall be entitled to and subject to all rights, privileges, and obligations of the permanent directors; provided, however, the provisional director shall resign immediately after breaking the deadlock giving rise to the provisional director's election. Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders. A shareholder may vote either in person or by proxy, executed in writing by the shareholder or by the shareholder's duly authorized attorney in fact. No proxy shall be valid after eleven months from the date of its execution unless otherwise provided in the proxy.

Material Rights

WARRANTS & OPTIONS

The total amount of class A common stock outstanding includes 3,301,276 of shares to be issued pursuant to outstanding warrants.

The total amount of class A common stock outstanding includes 167,760 of shares to be issued pursuant to stock options, reserved but unissued.

The total amount class A common stock outstanding includes 983,082 of shares to be issued pursuant to stock options issued.

RESTRICTIONS ON CLASS A COMMON STOCK SHARES

Right of First Offer. Any Shareholder who, during such Shareholder's lifetime, desires to sell, transfer or otherwise dispose of all or any part of his or her Shares shall first offer in writing ("Offer Letter") the Shares for sale to the Corporation. The Offer Letter shall set forth: (i) the number of Shares that the Shareholder proposes to transfer; (ii) the type of proposed transfer (iii) the proposed price (in the form of cash or an obligation to pay cash) for the Shares; and (iv) the proposed other terms and conditions of the proposed sale, including, but not limited to, the payment terms. Corporation shall have 15 days after receipt of the written offer to give notice of its acceptance or rejection of the offer; failure to give such notice shall constitute rejection. If Corporation rejects the offer with respect to all or any portion of the offered Shares, the selling Shareholder shall immediately offer any remaining unsold Shares to each of the other Shareholders on the same terms by delivering to each other Shareholder an Offer Letter that identifies the remaining Shares the Corporation has elected not to purchase. Each other Shareholders shall have 15 days to give notice of the other Shareholder's acceptance or rejection of the offer to buy all of the Shares offered to the other Shareholder; failure to give such notice shall constitute rejection. If more than one Shareholder exercises the option, the rights of the Shareholders shall be pro-rata basis.

If the Corporation and other Shareholders (as applicable) have elected, in the aggregate, to purchase all of the offered Shares, then the offered Shares shall be sold to the buyer(s) in accordance with the terms of the offer accepted by the buyer(s).

If the Corporation and other Shareholders do not elect to purchase all of the offered Shares, then, for a period of 120 days ("Sale Period") the Shareholder shall have the right to sell, transfer or otherwise dispose of the offered Shares to anyone; provided that, before completing any such sale, transfer or other disposition of the offered Shares, the Shareholder: (i) must provide the Corporation with advance written notice specifying the identity of the proposed purchaser(s) of the Shares ("Identity Notice"); and (ii) may not sell any Shares pursuant to anyone objected to by the Corporation's board of directors ("Board") in a written notice ("Objection Notice") delivered to the Shareholder within ten (10) business days after Corporation's receipt of the applicable Identity Notice. The Corporation's Board shall have the right to issue an Objection Notice and thereby prevent a sale of the Shares only if the Board determines in its sole discretion that the proposed purchaser (or an affiliate of the proposed purchaser) is a current or potential competitor to the Corporation, including, but not limited to, a manufacturer or distributor of golf carts, pushcarts, skateboards, electric scooters or motorized "people movers" (such as Segway & Hoverboard). If an Objection Notice is not timely delivered, Board consent to the sale shall be deemed.

Any sale for all of the offered Shares may not be at a lower price or upon terms, including without limitation, payment terms, less favorable to the selling Shareholder than those offered to Corporation and other Shareholders in the Offer Letter unless the selling Shareholder shall again offer the Shares (as the number of Shares may be revised) for sale to Corporation and then to the other Shareholders for successive periods of 10 days each pursuant to a revised Offer Letter setting forth the revised terms following the same procedures described above, including a new 120 day Sale Period following the Corporation's and the other Shareholder's rejection of the revised Offer Letter (if applicable) and the delivery of an Identity Notice (and the Corporation's right to deliver an Objection Notice). If at the end of the Sale Period(s) provided herein, the offered Shares remaining unsold, such Shares shall become immediately subject to this Agreement to the same extent and subject to the same conditions and restrictions as if the Shares had not been previously offered for sale pursuant to this Section.

DRAG-ALONG RIGHTS

<u>Drag-Along Notice.</u> If one or more Shareholders whose Shares (individually or collectively) exceed 50% of the Shares of all Shareholders agrees, proposes, or intends to sell, transfer or otherwise dispose of such Shareholder's shares ("Transfer Transaction"), such Shareholder(s) instead give notice to the Corporation and the other Shareholders ("Drag-Along Notice"), which Drag-Along Notice must include the following information: (i) the names of one or more proposed transferees; (ii) the type of proposed transfer; (iii) the proposed price of the Shares, if the transfer is a sale; (iv) the proposed consideration into which the Shares will be converted, together with the estimated value of the consideration, if the transfer is a merger or conversion; (v) the proposed other terms and conditions of the transfer, including but not limited to the payment terms, if applicable; and (vi) the proposed date of the transfer.

<u>Shareholders' Obligation to Transfer</u>. Subject to Section 3.3 below, each Shareholder who receives a Drag-Along Notice will: A.sign and deliver all documents and take or cause to be taken all other acts that the Shareholder(s) who gave the Drag-Along Notice deems reasonably necessary or appropriate to close the Transfer Transaction;

and B. (1) enter into the Transfer Transaction; (2) transfer all of the Shareholder's Shares in accordance with the Transfer Transaction; and (2) transfer all of the Shareholder's Shares in accordance with the Transfer Transaction; and (2) transfer all of the Shareholder's Shares in accordance with the Transfer Transaction; and (3) if the transfer is a merger or conversion, become a party to any shareholders' agreement, operating agreement, partnership agreement, or other similar agreement among the shareholders, members, partners, or other equity owners of any business entity into which the Corporation merges or converts.

TAG-ALONG RIGHTS

Tag-Along Notice. If one or more Shareholders whose Shares (individually or collectively) exceed 50% of the Shares of all Shareholders agrees, proposes, or intends to enter into a Transfer Transaction, such Shareholder(s) may, in lieu of compliance with Section 2.3 of this Agreement and in lieu of exercising the Drag-Along Rights instead proceed with and enter into in the Transfer Transaction provided that such Shareholder(s) must give a notice to the Corporation and the other Shareholders ("Tag-Along Notice"), which Tag Along Notice must include the following information: (i) the names of one or more proposed transferees; (ii) the type of proposed transfer; (iii) the proposed price of the Shares, if the transfer is a sale; (iv) the proposed consideration into which the Shares will be converted, together with the estimated value of the consideration, if the transfer is a merger or conversion; (v) the proposed other terms and conditions of the transfer, including but not limited to the payment terms, if applicable; and (vi) the proposed date of the transfer.

Shareholders' Option to Transfer. For 30 days after the delivery of the Tag-Along Notice, each Shareholder who receives a Tag-Along Notice will have the option to transfer all – but not less than all – of the Shareholder's Shares in accordance with the Transfer Transaction. A Shareholder may exercise the option by delivering to the Corporation and the Shareholder(s) who gave the Tag-Along Notice a notice stating that the option is exercised.

Shareholders' Obligation to Transfer. If a Shareholder exercises the option within the 30-day period after the delivery of the Tag-Along Notice: the Shareholder(s) who gave the Tag-Along Notice will use reasonable efforts to ensure that each Shareholder who exercised the option is permitted to Transfer the Shareholder's Shares in accordance with the Transfer Transaction; each Shareholder who exercised the option will sign and deliver all documents and take or cause to be taken all other acts that the Shareholder(s) who gave the Tag-Along Notice deems reasonably necessary or appropriate to close the Transfer Transaction; and each Shareholder who exercised the option will if the transfer is a merger or conversion, become a party to any shareholders' agreement, operating agreement, partnership agreement, or other similar agreement among the shareholders, members, partners, or other equity owners of any business entity into which the Corporation merges or converts.

What it means to be a minority holder

As a minority holder of Sol Boards Inc. Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $998,750.00

Number of Securities Sold: 799,000
Use of proceeds: Company owned managed fleet GolfBoards, product development, marketing, and working capital.
Date: November 14, 2016
Offering exemption relied upon: Regulation A+

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,258,225.00
  Number of Securities Sold: 1,006,580
  Use of proceeds: Expanded GolfBoard managed fleet, product development, and working capital.
  Date: September 10, 2018
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Our revenue in 2020 was $1,041,894.39 compared to $1,130,454.00 in 2019. Sol Boards revenue was disrupted by the changing business environment caused by the COVID pandemic. However, some aspects of operations positively benefited (because GolfBoard is a single rider transportation device ideal for social distancing). In 2020, do to travel advisories and restrictions, our GolfBoard reps and Company employees were largely been forced to do most new business presentations via email and digital outreach (vs face-to-face meetings). This change from in person presentations to virtual has reduced some operating expenses, including lowering tradeshow costs -$22K (-71%), as well as reducing travel expenses by -$22K (-69%) plus reducing automobile expenses by another -$15K (-62%), while still maintaining 92.2% of prior year GolfBoard revenue; $1,041,894 in 2020 vs $1,130,454 in 2019 (-$88,560 / -7.8%).

The success of minimizing our 2020 COVID revenue impact was largely due to a significant increase in the purchase of refurbished personal use boards which grew from only $3.7K in 2019 to $216.6K in 2020. This large increase in the sale of personal use GolfBoards was due in part to golf cart rental shortages created by 1 rider per cart COVID restrictions.

Overall, 2020 was a challenging year for Sol Boards, but we made it through. Due to the COVID pandemic, 2020 was a down year for the Company vs 2019, with Net Income from operations (prior to deprecation and other income) -$171K. This decline was largely due to golf courses and resorts loosing much of their banquet an F&B revenue because of COVID restriction, so forced to defer investment in new equipment to minimize costs.

Cost of Sales

Cost of sales in 2020 were $684,137.54 compared to $678,687.50 in 2019 and stayed relatively flat.

Margins

Gross profit in 2020 was $357,756.85 compared to $451,866.50 in 2019. This was largely due to the COVID-19 pandemic changes.

Expenses

Expenses consist of many operating categories. Our highest expenses relate to Insurance, Interest Expenses, Compensation and Salaries, and Rent.

Fortunately, as of end Q1 2021 the Company looks to be off to a promising start, with revenue more than double prior year ($241K in 2021 vs. $112K in 2019), with positive Net Income for Q1 2021 of $47K vs a loss of -$118K prior year. So, providing we can effectively address our short-term parts challenges caused by this increased demand, the Company should be able to get back on track in 2021

Historical results and cash flows:

In 2020, to ensure the Company has sufficient cash to pay all its operating expenses, we secured an Economic Injury Disaster Loan (EIDL Loan) of $149,900, as well as Payroll Protection Program Loan (PPP Loan) of $23,318. In addition, the Company acquired paid in capital through its REG CF fund raising activity of $95,960. With this additional funding, the Company had $48,900 of cash in the bank as of yearend December 31st, 2020.

Since inception, the Company has supplemented gross profits generated through operations with financing activities, principally paid in capital via Crowdfunding, and debt to finance its fleet of company owned GolfBoards. While the Company has taken steps over the past few years to reduce operating costs, in 2020 operating expenses increased $77,692 (13%), largely due to the development of a new west coast service center leading to higher rent and payroll costs.

Management expects it to be very difficult to further reduce operating costs, so that until revenue significantly increases via its seasonal rental, pay-per use rental, and profit-sharing programs, the company is likely to incur additional future losses. However, the Company expects to soon expand its REG CF fund raising activity, targeting another $300,000 of paid in capital in 2021 to help fund operations.

So far in 2021, the Company has averaged $32,500 per month in operating costs (excluding the additional variable costs for cost of goods sold (COGS), commissions, and shipping fees). However, due to unknown variables, such as supply chain delays of overseas parts (specifically lithium ion batteries), delayed payments on receivables, and a long sales cycle, the precise amount and timing of the funds needed for working capital cannot be determined accurately.

The Company's additional cash needs and will depend on a number of factors, including the market demand for the Company's products (which may be negatively impacted by a second wave of Coronavirus infections), and the Company's ability to make sales, encourage courses to rent boards via its seasonal rental, pay-per-use programs, as well as participate in its revenue share program.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 4/29/2021, the Company has $122,343 cash on hand. Additionally, the SBA recently notified the Company that it may increase its Economic Dishwater Injury Loan up to an additional $450,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

As of the end Q1 2021, the Company is off to a promising start, with revenue more than double the prior year ($241K in 2021 vs. $112K in 2019), with positive Net Income for Q1 2021 of $47K and a positive cash flow from operations of $3.4K. So, providing this trend continues, no additional paid in capital from the ongoing Reg CF offering (or additional EIDL debt will be needed). However, at the low interest rate of 3.75% the Company submit of additional EIDL funds to be used in part to repair higher interested loans.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

So far in 2021, the Company has averaged $32,500 per month in operating costs (excluding the additional variable costs for cost of goods sold (COGS), commissions, and shipping fees). As such, the Company has enough cash in the bank as of 4/29/2021 to pay 3.75 month of operating cost if for any unlikely reason revenue goes to $O. If needed, the Company could borrow additional funds from the SBA to fund another 11 months of operations with no revenue. As such, funds from this Reg CF capital raise are not essential to fund the Companies operations in 2021.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Sol Boards Inc. currently has operating expenses of approximately $20K-$30K per month. This requires the company to sell 10-15 boards per month to pay routine operating expenses. In 2019 the average sales volume was 20+ boards/month which is more than sufficient to cover the company's cost.

Given the negative business impact of the Coronavirus pandemic it is possible the company will experience a decrease in sales volume. If GolfBoard sales volume declines to 0 boards per month, the company will only have sufficient capital to cover it's operating cost for 4 additional months.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company reaches its goal if raising an additional $300K through this Reg CF offering (along with $122K cash n the bank and $350K of EIDL availability) the Company can fund operations for at least 24 more months (with little to no new revenue).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is looking to find other lending resources to fund the purchase of new equipment (specifically GolfBoards) to grow its renal fleet. These loans would be used specifically for the purchase of new GolfBoards (growing the business) and not use to fund operations. The company intends to immediately raise up to $300k of additional funds through its planned extension of its current REG CF offering and then subsequently raise up to an additional $5M via follow-on stock offerings to help finance an increase of its rental and revenue sharing fleet, product development, and growth of its non-golf product offerings.

Indebtedness

- **Creditor:** Dave Anawalt
  Amount Owed: $63,872.65
  Interest Rate: 8.0%
  Maturity Date: June 03, 2024

- **Creditor:** Don Bauhofer
  Amount Owed: $63,643.18
  Interest Rate: 8.0%
  Maturity Date: June 12, 2024

- **Creditor:** David Box
  Amount Owed: $61,668.31
  Interest Rate: 8.0%
  Maturity Date: August 29, 2024

- **Creditor:** Dean Lemman
  Amount Owed: $123,475.11
  Interest Rate: 8.0%
  Maturity Date: August 26, 2024

- **Creditor:** John McGinley
  Amount Owed: $63,432.18
  Interest Rate: 8.0%
  Maturity Date: June 10, 2024

- **Creditor:** Daren Olien
  Amount Owed: $64,200.20
  Interest Rate: 8.0%
  Maturity Date: May 21, 2024

- **Creditor:** Hutch Parker
  Amount Owed: $64,959.76
  Interest Rate: 8.0%
  Maturity Date: April 21, 2024

- **Creditor:** MIcrocast
  Amount Owed: $109,937.30
  Interest Rate: 8.0%
  Maturity Date: June 22, 2025

- **Creditor:** Vincent & Anne Fuschetti
  Amount Owed: $67,768.79
  Interest Rate: 8.0%
  Maturity Date: December 31, 2024

- **Creditor:** Adam Levine

Amount Owed: $111,552.65
Interest Rate: 8.0%
Maturity Date: March 31, 0025

- **Creditor:** John Wildman
  Amount Owed: $538,239.07
  Interest Rate: 8.0%
  Maturity Date: October 29, 2029

- **Creditor:** MTC
  Amount Owed: $608,520.88
  Interest Rate: 8.0%
  Maturity Date: October 08, 2029

- **Creditor:** ExWorks
  Amount Owed: $152,332.29
  Interest Rate: 15.0%
  Maturity Date: July 12, 2022

- **Creditor:** Golf Capital Group
  Amount Owed: $102,069.23
  Interest Rate: 15.0%
  Maturity Date: January 14, 2022

- **Creditor:** Bend Tech Center
  Amount Owed: $58,900.00
  Interest Rate: 6.0%
  Maturity Date: August 05, 2022

- **Creditor:** Microcast
  Amount Owed: $84,724.00
  Interest Rate: 12.0%
  Maturity Date: November 01, 2029

- **Creditor:** SBA Paycheck Protection Program
  Amount Owed: $23,318.00
  Interest Rate: 1.0%
  Maturity Date: April 08, 2022

- **Creditor:** SBA Economic Disaster Loan
  Amount Owed: $149,900.00
  Interest Rate: 3.75%
  Maturity Date: May 28, 2052

Related Party Transactions

- **Name of Entity:** MTC
  Names of 20% owners: Dean Fuschetti
  Relationship to Company: Director
  Nature / amount of interest in the transaction: MTC has provided Sol Boards Inc special deferred Payment terms for 3 prior board orders (34 units in total) of in total $113,271.84 for which MTC has agreed to defer payment until June 12th, 2021
  Material Terms: This is an interest free deferral. The amount due is including in the Company's accounts payable.

Valuation

Pre-Money Valuation: $11,035,048.00

Valuation Details:

Sol Boards Inc determined its pre-money valuation based on an analysis of multiple factors. The company determined its valuation internally without a formal third-party independent evaluation.

<u>Multiple of Revenue Valuation</u>

Sol Boards has historical lifetime revenue of over $16.5M and produced annual net revenue of over $4.7M in its highest sales year. In 2021/2022 the Company is forecasting to return to its pre-Coronavirus high of approximately $5M of annual total revenue. Because of Sol Board's anticipated improved scalability achieved through its new rental and revenue share programs, the Company estimates the correct valuation multiple of revenue is at least 2.2 times its 2021/2022 forecasted revenue. At a 2.2 future revenue valuation, the Company's estimated value is approximately $11M. Deloitte Consulting LLP estimates that new service providers are commonly valued at 2 times revenue and new technology creators at 4 times revenue. As Sol Boards Inc. is both a service and technology creator, management believes a 2.2 times Revenue Multiplier is appropriate when estimating the Company's current valuation.

<u>E Mobility and Micro Mobility Seed Funding Comparison Valuation</u>

PitchBook Data, Inc. (an independent subsidiary of Morning Star, Inc.) estimates that over 20 E-Mobility and Micro Mobility companies successfully completed Seed Funding rounds in 2020. The average E-Mobility and Micro Mobility companies, participating in these 2020 Seed Funding rounds, raised $1.2M for 16.3% equity ($73,619 per 1% equity), and the top 25% of E-Mobility and Micro Mobility companies participating in these Seed Funding rounds averaged $1.2M for 12.1% equity ($99,173 per 1% equity). Sol Boards' is offering of up to 856,000 shares of Class B Common Stock, which is 9.7% equity for in total $1,070,000 ($110,309 per 1% equity) which is consistent with other Best-In-Class E-Mobility and Micro Mobility company valuations of those companies with Seed Funding rounds in 2020.

Adjacent Offering Valuation Comparison

Sol Boards' new ResortBoard offering is expected to successfully expand the Company's offerings beyond golf into the adjacent electric scooter marketplace. In Q4 2019, the micro-mobility electric scooter start-up Bird achieved a valuation of $2.5B with a gross revenue annual run rate of $120M, which is a valuation of more than 20 times revenue. Based on Bird's recent 20-time revenue multiplier, as Sol Board's expands into the electric scooter marketplace with its ResortBoard offering, the Company's valuation may exceed its current revenue valuation multiplier of 2.2 times revenue.

Rider Database and Patent Value Cost to Duplicate

GolfBoard currently has over 120,000 registered riders. This rider database has been accumulated via rider rentals generated over the last six years largely from the marketing benefit of over 70 million worldwide viral video views plus extensive global media attention. At an average cost of acquisition of just $100 per registered rider, the cost to duplicate GolfBoard's registered rider database would exceed the company's current valuation of $11M.

Additionally, the Company holds multiple patents which include, for example, patents on the board's frame assembly, battery pack mounting system, and stability bar, plus front and back wheel mounting assembly. These valuable patents may not be able to be replicated at any cost, and due to the Company's potential high scalability, the value of these patents (and other intellectual property such as manuals, operating procedures, brochures, and other marketing material) may exceed the Company's $11M valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Legal and accounting fees.

If we raise the over allotment amount of $535,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  16.9%
  Pay legal, accounting, audit, and other routine operating expenses.

- *Inventory*
  37.5%
  Purchase 100 GolfBoard Pros for revenue share testing and expansion of recurring revenue program.

- *Company Employment*
  11.2%
  The company plans to hire a new National Director of Sales to help assist in our strategic growth efforts.

- *Operations*
  23.4%
  This will be used to assist the company in operations management including: paying off $65K debt to Golf Capital Group as well as $185K to Exworks Capital, both loans currently at 15% interest.

- *Marketing*
  7.5%
  Marketing focus on Annual PGA merchandise trade show in Orlando, FL for January 2021.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.golfboard.com/ (https://www.golfboard.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/golfboard

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sol Boards, Inc.

[See attached]

SOL BOARDS, INC.

d/b/a GolfBoard

FINANCIAL STATEMENTS
(REVIEWED)

AS OF AND FOR THE CALENDAR YEARS ENDED
December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 29, 2021

To: Board of Directors, SOL BOARDS, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of SOL BOARDS, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of operations, shareholders' equity/deficit and cash flows for the calendar year period(s) thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

Sol Boards Inc.

Balance Sheet Summary

See accompanying Independent Review Report

December 31, 2020 and 2019

	As of Dec. 31, 2020	As of Dec. 31, 2019
ASSETS		
Current Assets		
Bank Accounts	$48,900.74	$106,935.90
Accounts Receivable	$311,191.31	$176,877.49
Inventory & Other Current Assets	$90,800.00	$140,900.00
Total Current Assets	$450,892.05	$424,713.39
Fixed Assets	$359,666.41	$461,987.65
Other Assets	$11,348.92	$51,322.25
TOTAL ASSETS	$821,907.38	$938,023.29
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	$471,623.47	$518,506.01
Long-Term Liabilities	$2,328,763.61	$2,067,478.41
Total Liabilities	$2,800,387.08	$2,585,984.42
Equity	-$1,978,479.70	-$1,647,961.13
TOTAL LIABILITIES AND EQUITY	$821,907.38	$938,023.29

Sol Boards Inc.

Statement of Operations

See accompanying Independent Review Report

For the calendar years ended December 31, 2020 and 2019

	2020	2019
NET REVENUE	$1,041,894.39	$1,130,454.00
COST OF SALES	$684,137.54	$678,587.50
GROSS PROFIT	$357,756.85	$451,866.50
OPERATING EXPENSES		
Advertising, Promotion & Development	$40,472.73	$56,847.15
Auto	$9,294.15	$24,642.46
Bank, Capital Fundraising & Business Permits	$13,899.44	$15,813.85
Commissions	$33,242.07	$8,610.42
Computer, Internet, Subscriptions & Equipment Rental	$38,531.37	$29,144.79
Insurance	$89,706.99	$97,070.87
Meals, Miscellaneous, Office Supplies, & Shipping	$11,665.58	$7,315.86
Officer Comp, Salaries, Wages, Payroll Taxes & Contract Labor	$201,149.03	$66,053.92
Consulting, Legal, & CPA Fees	$2,170.50	$34,719.84
Payroll Service Fees & Taxes Paid	$399.78	$1,351.45
Rent, Bad Debt, Repairs, Telephone & Utilities	$74,919.85	$55,931.49
Travel	$10,172.82	$32,841.49
Interest & Amortization Expense	$133,452.58	$149,859.21
Loan Fees, Purchases, Small Tools & Other Business Expenses	$22,175.01	$23,356.13
TOTAL OPERATING EXPENSES	$681,251.90	$603,558.93
NET INCOME BEFORE DEPRECIATION AND OTHER INCOME	-$323,495.05	-$151,692.43
Depreciation & Other Misc Expense	-$103,128.95	-$112,387.66
Other Income & BeachBoard Sale	$144.48	$1,000,000.00
NET INCOME	-$426,479.52	$735,919.91

See accompanying notes which are integral to the financial statements

Sol Boards Inc

Statement of Changes in Shareholders' Equity/Deficit

See accompanying Independent Review Report

For the calendar years ended December 31, 2020

	Capital Invested	Accumulated Deficit	Total Net Shareholder's Equity (Deficit)
BALANCES - Beginning 2020	$3,464,669.00	($5,112,630.13)	($1,647,961.13)
New Issuances of Equity	$95,960.95		$95,960.95
Net Loss		($426,479.52)	($426,479.52)
BALANCE - End of 2020	$3,560,629.95	($5,539,109.65)	($1,978,479.70)

Sol Boards Inc.

Statement of Cash Flows

See accompanying Independent Review Report

For the calendar years ended December 31, 2020

	Total
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($426,479)
Adjustments to reconcile Net loss to Net Cash provided by operations:	
Add back: depreciation and amortization	102,755
Increase / Decrease Accounts Receivable	($134,313)
Increase / Decrease Inventory Used Boards for Sale	$50,100
Increase / Decrease Accounts Payable	$2,786
Increase / Decrease Other current liabilities	28,920
Net cash provided by operating activities	($376,232)
INVESTING ACTIVITIES	
Security Deposits	($5,460)
Loan Receivable - BeachBoard sale	$45,000
Net cash provided by investing activities	$39,540
FINANCING ACTIVITIES	
Interest Payable - Long Term	$88,067
EIDL Loan Payable	$149,900
PPP Loan Payable	$23,318
Capital contributions	$95,961
Repayment of loans	($78,589)
Net cash provided by financing activities	$278,657
Net cash increase for period	($58,035)
Cash at beginning of period	$106,936
Cash at end of period	$48,900

See accompanying notes which are integral to the financial statements

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE CALENDAR YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

SOL BOARDS INC., doing business as Golfboard (the "Company" or "Golfboard") was established in California in 2012 and then subsequently redomiciled to Oregon on March 6, 2013. The Company manufactures and leases, rents and sells electric transportation devices.

Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring losses since its inception every year accept in 2019 due to the added benefit of selling its BeachBoard brand for $1,000,000. These factors suggest there is substantial doubt the Company will be about to continue as a going concern. Overall, 2020 was a challenging year for Sol Boards but the Company made it through with a minimal downturn in revenue.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Most importantly, the Coronavirus pandemic has initially negatively impacted the Company's sales efforts due to travel restrictions which made live face-to-face GolfBoard demonstrations impossible. Consequently, during this period of travel restrictions, the Company became increasingly dependent on digital outreach marketing, ecommerce, and trade in sales from current clients. While digital marketing and online sales should continue to grow, the volume of trade in sales may decline as the Company fully "mines" the limited number of current clients approaching the end of their existing GolfBoard lease.

While the Company has seen some recent increase in demand for its boards from individual buyers who see GolfBoard as a perfect solution of social distancing, the recent global economic shutdown has led to a parts supply shortage for several key components of the GolfBoard, which may be difficult to quickly replenish, and therefore delay delivery of future board orders (potentially negatively impacting sales and/or resulting in order cancelations). The Company is already, for example, experiencing a near term short fall of lithium ion batteries, which are manufactured overseas and potentially have a 1-3-month lead time for fulfillment. Management is making best efforts to adjust its battery design, as well as work with multiple vendors to secure new batteries as soon as possible.

A second wave of Coronavirus outbreaks could lead to a future downturn in demand, as golf course's and resort's revenue will be negatively affected, as they are typically forced to reduce or shutdown their banquet, liquor, and food operations. Additionally, scooter and electric bike competitors to GolfBoard may be encouraged to do steep discounting to get rid of aging inventory. This discounting may put negative pressure on GolfBoard profit margins, if the Company finds it necessary to also provide its clients discounts to match that of the competition. If Coronavirus conditions return in 2021 (or any future years), it will adversely affect the Company's financial condition and negatively impact results of operations.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

Accounts Receivable
As of 4/21/2020, the Company reports approximately $282K of receivables, of which, $197K is older than 90 days. We intend to make best efforts to collect on these invoices, but the recent economic shut down due to the global Coronavirus pandemic may make collecting on some of the oldest invoices (more than 1-year) increasingly difficult. The Company has recently issues collection notices on some of the delinquent receivables and seen a small level of initial response. However, the Company has decided it is best to allow their clients to get further into their peak season before "ramping up" collection efforts.

We will continue to analyze the age of customer balances, historical bad-debt experience, customer creditworthiness, and changes in customer payment terms when making estimates of the collectability of the Company's accounts receivable balances. If we determine that the financial conditions of any of our customers has deteriorated, whether due to customer-specific or general economic issues, an increase in the allowance for doubtful accounts and/or bad debts, may be made. Accounts receivable will be written off when all collection attempts have failed.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization and include expenditures that substantially increase the useful life of existing property and equipment. Maintenance, repairs, and minor renovations are expensed as incurred. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in the results of operations. The Company provides for depreciation of property and equipment using the straight-line method over the estimated useful lives or the term of the lease, as appropriate, which is 5 years for equipment.

Revenue Recognition

The Company will recognize revenues from the sale, lease, and rental of its board products across its various sales channels (e.g., direct and online) in both domestic and international markets when (a) persuasive evidence that an agreement exists, (b) the service has been performed, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

With the formation of the stock-based compensation plan, the company intends to account for stock options under ASC 718 Share Based Payment. Current published financials depart from GAAP in this manner until procedures to do so are implemented.

The Company plans to account for stock options issued to employees under ASC 718 Share Based Payment. Under the ASC 718 Share Based Payment compensation cost to employees is measured at the grant date based on the estimated fair value of the award. The fair value of each stock option or warrant award will be estimated on the date of grant using the Black-Scholes option valuation model.

Inventory

The company maintains a fleet of proprietary personal recreational vehicles, which are deployed at various locations around the United States. These vehicles are reported on the financial statements at fair value. As the Company's major product is a new category in the market, with minimal history of resale, fair value is calculated at cost basis less depreciation.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Oregon state jurisdiction. The Company is subject to potential U.S. Federal, state and local income tax examinations by tax authorities from January 1, 2015.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Debt
The Company has multiple sources of debt financing, which may include long-term equipment loans, short term PO financing, short term receivables financing, long-term Accounts Payable, deferred payroll, and traditional convertible notes. The aggregate value of all such current Company commitments is approximately $3M.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We do not have any long-term contractual obligations or commitments beyond the debt described above.

NOTE 5 – STOCKHOLDERS' EQUITY AND LOANS

Shareholder Equity
The Company has authorized the issuance of 15,000,000 shares of stock. The Corporation is authorized to issue two classes of shares with no par value as follows: 10,000,000 shares of Class A Voting Common Stock, and 5,000,000 shares of Class B Non-Voting Common Stock. Except as otherwise required by law, each outstanding share of Class A Voting Common Stock shall be entitled to one vote on each matter voted on at the shareholders' meetings, and, except as may otherwise be required by applicable law, each share of Class B Non-Voting Common Stock shall have no voting rights.

Without limitation and for avoidance of any doubt, shares of Class B Non-Voting Common Stock are not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights, Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class

As of April 29, 2021, the company has issued (and / or has warrants and options) 7,035,097 shares of class A and 2,020,589 shares of Class B common stock (for a total of 9,055,686 shares) on a fully diluted basis providing all outstanding warrants and options are executed.

Shareholder Loans
Several directors and shareholders of the Company have loaned funds to the Company and hold notes payable from the Company, which are included on the Company's balance sheet as loans payable. These notes generally have flexible terms.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 29, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GolfBoard by Sol Boards, Inc.

Surf the Earth!


GOLFBOARD
SURF THE EARTH

Website | Bend, OR | TRANSPORTATION

GolfBoard is a single rider, all-wheel-drive electric vehicle designed to liven up a round of golf. By both speeding up the game and allowing users to enjoy a surf-like experience, GolfBoard is bringing much-needed innovation to the golf industry.

$250,000 raised

328 Investors	$11M Valuation
$1.25 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$535K Offering Max	14 Hours Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Co-Founded by fitness Icon Don Wildman, Laird Superfood CEO Paul Hodge, and electric vehicle guru Star Faraon, GolfBoard has quickly achieved global brand recognition.
- Golf is in dire need of an industry-disrupting change in order to reclaim market share of the much sought-after younger millennial crowd who are looking for a more up-paced style of play.
- With $16.5M in sales, we have deployed 3K units in 7 countries with over 129K registered riders enjoying over 1M rounds to date.



OVERVIEW

Reinventing the golf experience

Rewards

Get rewarded for investing more into GolfBoard by Sol Boards, Inc.:

$250+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+ Investment

Bronze Tier

Invest $1,000 and surf the earth with 2 free Golfboard 18-hole day passes.

$2,500+ Investment

Silver Tier

Invest $2,500 and surf the earth with 4 free Golfboard 18-hole day passes.

$5,000+ Investment

Gold Tier

Invest $5,000 and receive $500 off your own Golfboard plus 4 free Golfboard 18-hole day passes.

We're GolfBoard, the people bringing a new, exciting advancement to the game of golf. With our single-rider device, we help golfers have more fun while they speed up and add excitement to their rounds, and provide courses a brand new way to attract new paying customers.



GolfBoard has proven to be popular for players of all ages — with over 32% of users coming from the over 50 demographic — and has piqued the interest of golfers worldwide thanks to viral videos viewed by tens of millions. With over 129k registered users, $16.5M in life-time sales, and 3,000 GolfBoards around the world, we believe we have developed a golf vehicle that will truly bring golf into the 21st century.


100K
Registered Users
$16.5M
In Sales
3K
Golfboards Worldwide

With GolfBoard's proven commercial golf market adoption and strong traction with riders young and old, moving forward we plan to widely adopt a new revenue-sharing model which we believe will produce sustainable high margin recurring revenue for our Company as well as our clients. We will provide GolfBoards to courses for zero or minimal upfront cost, then share the daily rental fees these revenue share boards generate. We believe this business model will result in much higher profits over the long-term, plus it will be far easier to scale adoption as courses have no large upfront fees.

Our revenue share model is capital intensive, as we will own the GolfBoards as opposed to the client. This capital raise will allow us to further grow our company-owned GolfBoard fleet, deploying more and more GolfBoards that we already know people love to ride.



$10,000+
Investment
Platinum Tier
Invest $10,000 and receive $1,000 off your own Golfboard plus 4 free Golfboard 18-hole day passes.

$25,000+
Investment
GolfBoard
Invest $25,000 and receive a free GolfBoard.

$50,000+
Investment
SportBoard
Invest $50,000 and receive a free SportBoard with rear fender cooler plus sand and seed bottle.

$75,000+
Investment
GolfBoard Pro
Invest $75,000 and receive a free GolfBoard Pro with rear fender cooler plus sand and seed bottle.

$100,000+
Investment
GolfBoard Pro Graphite
Invest $100,000 and receive free customized GolfBoard Pro with graphite fenders and seat cooler system.

THE PROBLEM

Golf is having trouble appealing to younger audiences and lacks innovation

The 21st century has not been kind to Golf. From 2002 to 2016 the number of regular golfers dropped from 30M to 20.9M, with ratings and equipment sales suffering as well. Additionally, people have been playing fewer and fewer rounds of golf, with 20-30% overall decreases in the past 10-15 years.


Golf is in decline and needs rejuvination by attracting younger players

Decline of Regular Golfers

30M Golfers → **20.9M** Golfers

Decrease in Rounds Played

20-30% In the past 10-15 years

This decline in golf's popularity is largely due to the slow pace of play and inefficiencies of golf carts, which force two riders per cart to waste up to 50% of their time waiting for their partner to find and hit their ball.

In today's post-COVID-19 world, we believe the desire for single-rider vehicles is only going to increase, as consumer preferences surrounding shared spaces are altered. Additionally, social distancing requirements in some states which restricts only one rider per cart (when not family) has increased demand from golf courses looking to augment their current fleet.



up to **50%** of golf time is spent waiting for partner to find and hit their ball

THE SOLUTION

The GolfBoard dramatically increases the pace of play and adds a boarding twist to the game

We have developed an all-wheel drive, personal golf vehicle that brings a fresh, exciting twist to the game of golf, without changing the fundamentals of the game itself. And unlike golf carts, there is little-to-no wear and tear on the turf, much to the delight of Golf Course Superintendents everywhere.

Additionally, in the new normal of the COVID-19 world, GolfBoards allow users to maintain their personal space while Surfing The Earth on their favorite course. The GolfBoard's simple dual grip stability bar and small non-skid deck is far easier to sanitize between rounds than a much larger golf cart.



Millennials and Gen Z — these are the key demographic groups who represent the future of golf and have a widespread interest in board sports such as surfing and snowboarding. Our proprietary 4-wheel drive lithium-ion battery-powered board offers this very important demographic a familiar window that golf course can use to help attract more Millennials and Gen Zs to a sport they may have never considered before. We've seen this ability to help attract new players reflected in our GolfBoard registered rider statistics, as 39% of our 129,000 users are first-time visitors to the course.


40% of golfboarders
are first time players
of the course

Our opportunities have also spanned into the digital realm, as we've developed a convenient booking app for our users, where they can log on and reserve GolfBoards ahead of time, and find courses near them that host our boards.


GOLFBOARD
SURF THE EARTH
1. Download our app
2. Reserve Your Golfboard
3. Find Nearby Courses

THE MARKET

Tens of thousands of courses looking for a fresh way to drive new traffic

Golf Monthly reports that there are around 15K golf courses in the U.S. (and another 15K abroad). With each and every one of them on the frontlines of golf's war to regain players, they are all on the look-out for new innovations to reclaim their customer base.


15k golf courses in the U.S. and 15k more worldwide

Unlike the aging market for golf overall, we believe we've found a way to capture the attention of younger audiences, with 67% of our users representing the desirable under-50 demographic. This is a younger demo with a high lifetime value that courses have been dying to attract for years.


67%
of our users represent the under-50 demographic

Disclaimer: The graphic above displays data collected from an external survey

OUR TRACTION

$16.5M in lifetime revenue and a proven, popular product

We have successfully brought the GolfBoard from a high potential disruptive concept to a globally recognized brand. At one time GolfBoard was deemed a novelty that would appeal to younger players, but in the years since our award-winning 2014 launch, golf management companies have embraced our unique and revolutionary offering, spending over $16M on 3K+ units worldwide.



We now have over 129K registered riders, who have already played over 1M rounds on our boards. The GolfBoard new rider registry has allowed us to build up a highly valuable database of users, featuring name, age, and email address, which enables us to pursue a low-overhead, highly effective marketing strategy for the Company and our clients.


Over 1M rounds played

Thanks to fantastic feedback and excitement from golf industry key influencers, we were awarded best new product of 2014 at the PGA Merchandise Show. GolfDigest also selected GolfBoard for its Best Club Transport Editors Choice Award providing worldwide recognition.

The contagious attraction of GolfBoard has generated a ton of viral success since its launch 6 years ago, with tens of millions of video views featuring GolfBoarders enjoying a round on one of our best-in-class product offerings.

GOLFBOARD
BEST NEW PRODUCT
PGA MERCHANDISE SHOW 2014

Our boards are now welcome at many of the top golf courses in the world which are managed by companies like Club Corp., Billy Casper Golf, Discovery Land Properties, (including The World Famous Yellowstone Club), and Troon. GolfBoard is also very popular with independently owned and operated public courses with 20+ GolfBoard Showcase courses offering availability of fleets of 12 or more GolfBoards.

WHAT WE DO

An alternative to the sedentary golf cart

We give golfers a new option for speeding up their round, by allowing them to move quickly and precisely from shot to shot, without the sedentary, inactive shortcomings of a golf cart. GolfBoarding is a fun, fast, and much fitter way of enjoying any golf course, which helps even good golfers play better.

As compared to walking, GolfBoard allows users to be highly active while speeding up the pace of play. In comparison to a golf cart, the individual-use nature of the GolfBoard allows riders to go directly to their own ball after each shot, which drastically cuts down the time spent navigating between two golfers with shots that frequently land on opposite sides of the fairway.



GolfBoard President & COO at Pronghorn

Golf course Superintendents welcome the use of GolfBoard as it is much lighter and more environmentally-friendly than standard carts, and is therefore allowed to go much closer to tee boxes and greens. Since GolfBoarders can go much closer to the tee box and green, any golfer with mobility issues also greatly prefers our turf-friendly offering.



Most importantly, GolfBoard is great fun. Just like other high action board sports, riders turn by shifting their body weight from side to side enjoying an amazing boarding experience in the middle of their golf game. At any time, GolfBoarders can choose to ride in a conserative skier stance or the more aggressive boarder style.



THE BUSINESS MODEL

Distributed through sales, rentals, and revenue sharing programs

The Company has historically driven its revenue through the sale of personal and commercial use GolfBoards. Individuals usually order a single unit, and golf courses order a fleet of 4 to 8 boards. Our main focus moving forward is expanding our rental and revenue sharing programs which we believe will substantially accelerate the sales cycle and provide exponential growth.

1) Sales Offerings

We have two direct sales offerings — the standard GolfBoard and the GolfBoard Pro/ResortBoard.

1. Standard GolfBoard sells for $6.5K and generates a 44% margin of $2,902
2. GolfBoard Pro/ResortBoard sells for $7.5K and generates a 44% margin of $3,365

Direct Sales Offerings

$6.5K
Standard Golfboard

$7.5K
GolfboardPro/ Resortboard

44% Profit Margins

$2,902

$3,365

2) Rental Program

The average rental billing is $375/month per board. The typical course orders 4 rental boards for a 6 month season, which generates rental revenue of approximately $9,000. The company will typically invest an average of $1,200 per board for refurbishing and maintenance fees, creating a total margin of $4,200/46% per season.


PING

Rental Program

$375 /Month Average Billing

Typical Course Order



→ **$9K** Rental Revenue

3) Revenue Share Program
With our new revenue share program, golf courses will no longer have to make any significant upfront payments to have GolfBoards on their courses. By eliminating the downside risk of getting GolfBoards, the Company will be able to select to partner with those courses with the highest player volume and highest rental revenue potential.

By sharing the rental revenue 50% / 50% with its course partners, the Company will collect $375 per board per month providing the GolfBoards rent on average of just once per day. Through the company's new revenue share program, revenue can increase up to $750 per board per month at an average rental frequency of twice per day, potentially doubling the margin vs renting or selling GolfBoards.

This new GolfBoard Revenue Share Program is expected to eventually become the Company's primary growth offering, hopefully creating sustainable high-margin recurring revenue. The Company projects it could generate a margin of over $3,000 per board per year at its highest volume revenue share partners. Please note these are best estimates and are subject to change depending on costs and the market.

Revenue Share Program

Revenue Up to **$750**
Per Month / Board



Up To
$3K / Year
Profit Margin

HOW WE ARE DIFFERENT

GolfBoard is a US made, 4-wheel drive, single rider golf vehicle

Our competitors are primarily made up of two-wheel scooters or electric motorcycles who have modified their products to service the golf industry. From the beginning, the GolfBoard has had a golf intentional design which has been the exclusive focus of every stage of our product development. We believe these modified competitor products do not stack up for the golf game.



We believe the instability of 2 wheel scooters leads to a lack of confidence in the safety of these products. This leaves GolfBoard with a majority share of the alternative offerings to the golf cart market. Only GolfBoard has emerged as a globally recognized brand.


The first
GolfBoard only
tournmanet

Many of the top golf courses are underutilized due to declining demand. Our solution has proven to bring back golfers to our partner courses, in some cases resulting in an increase of up to 30% more rounds played. GolfBoard attracts new players to almost every course, plus the faster pace of play stimulates many regular golfers to play more often.


We speed up time in between
rounds, resulting in up to a
30% increase in rounds played

GOLFBOARD FANS AND FOLLOWERS

Everyone loves GolfBoarding

With over 129,000 registered riders, plus over 40,000 social media fans and followers, GolfBoard has a large, loyal and growing group of eager supporters. Young or old, first time user or experienced boarder, most everyone loves to go GolfBoarding. Additionally, with 300 to 400 personal use GolfBoards already sold, we have hundreds of ambassadors spreading the joy of Surfing The Earth every day. No other product in golf creates as much excitement and enthusiasm as the GolfBoard.



THE VISION

We will go beyond just golf

After expanding our golf market share in the near term, we plan to leverage our advanced board designs to move into massive high potential adjacent offerings.

We believe our company is well-positioned for growth as the marketplace for electric and alternative vehicles further expands.

The **CaddyBoard** has been developed with a bag stand on the front of the board plus a bag stand on the back in order to carry the clubs of 2 players. Designed specifically for Caddies, the CaddyBoard allows the Caddy to get around the course faster, and service their clients better while avoiding the physical strain of carrying 2 golf bags 18 holes. With the CaddyBoard, the Caddy can be on the tee box with their clients when they're driving, then quickly get out in front to find their balls, measure distance, and select the right club.



The **ResortBoard** is designed for both urban use as well as backcountry trail riding - providing the ultimate adventure experience. With plans to first target resorts and vacation destinations who will use our resortboards for sightseeing and tourism, interest in our adjacent offerings is expected to quickly grow.


RESORTBOARD
SURF THE EARTH
PERSONAL TRANSPORTATION
REVOLUTION
» DESIGNED FOR SKI RESORTS AND TOURIST DESTINATIONS
» IDEAL FOR YEAR ROUND BACKCOUNTRY TRAIL RIDING
» ENVIRONMENTALLY FRIENDLY LITHIUM-ION POWER
» HEAVY DUTY SPRING BRACKETS FOR OFF-ROAD USE
» RUGGED UNDERCARRIAGE PROTECTION
» 400 LBS. OF TOTAL CARRYING CAPACITY
RESORTBOARD.COM

OUR LEADERSHIP

A diverse team of experienced leaders and executives

Chairman and CEO John Wildman spent over 25 years with Bally Total Fitness in positions like CMO and COO. He helped grow Bally to over 400 locations with annual revenue over $1B.

President Jeff Dowell has worked in startups and early-stage business development ventures in the golf tech and digital media industries for over 35 years.

Co-Founder and Director Star Faraon is one of our largest shareholders. Star was behind the original development of the high-performance 4-wheel drive skateboard which led to the development of the GolfBoard.

WHY INVEST

Make golf fun again

With extremely strong proof of concept and excellent feedback from both golfers and course management, we are extremely excited to continue scaling our company and invest into the future of golf (and adjacent personal use vehicle offerings).



We believe that our line of electric, 4-wheel drive, single rider boards combine so many of the most in-demand qualities of personal use vehicles, like fun, ease of use, sustainability, and safety.



January 2014



PGA Best New Product

GolfBoard wins PGA best new product award.

January 2016



GolfDigest Editor's Choice

GolfBoard wins Golf Digest Editor's Choice Award for best club transport.

November 2016



Worldwide Deployment

GolfBoard offered on over 250 courses in 10 countries worldwide.

February 2017

start engine

2.2M in equity capital raise

Sol Boards Inc. successfully launches a 2.2M equity capital raise via it's title III and 506C class B stock offering.

May 2017



ResortBoard Launch

ResortBoard launched at 2017 national ski area association convention leading to multiple successful beta site tests.

June 2017



Top 10 Innovators Award

Sol Boards CEO, John Wildman, selected as top 10 innovators and entrepreneurs by Golf Inc magazine.

January 2018



BeachBoard Introduced at PGA Merchandise Show

With the addition of low PSI balloon tires, the sport of BeachBoarding is created.

December 2018



GolfBoard Approaches $15 Million in Revenue

GolfBoard approaches $15M in total revenue since it's 2014 launch.

January 2019



BeachBoard Sold for $1M

Microcast Technologies agrees to pay Sol Boards Inc. $1M for all rights and interest in the BeachBoard Brand.

December 2019



Sol Boards Inc. Team Reaches Positive Cash Flow & Earnings.

Sol Boards Inc. team achieves positive cash flow and positive earnings for the first time.

In the Press

THE WALL STREET JOURNAL. CNBC Abu Dhabi Sports Council GOLF CHANNEL CROWDINVEST SUMMIT CBS THIS MORNING

Robb Report GOLF MONTHLY Golf Digest 8 NEWS NOW

SHOW MORE

Meet Our Team



John Wildman

Chairman & CEO

Prior to joining the GolfBoard® team, John was with Bally Total Fitness for over 25 years in various sales and marketing positions, including Chief Marketing Officer and Chief Operating Officer. John helped grow the company to over 400 locations with over 20,000 employees, generating annual revenue of over $1B. John attended DePauw University, the Anderson School of Management at UCLA, and the Executive Education Program at the Kellogg School of Management at Northwestern University.



Jeff Dowell

President

Jeff has spent 35 years in startups and early-stage business development ventures in the golf, technology, and digital media industries. Prior to GolfBoard®, Jeff held senior executive roles in sales, operations, and product development during his tenures at OakHill Country Club, Inter-ad Inc, Clarity Visual Systems, LG Electronics, and 3M Corporation. Jeff graduated from Indiana State University.



Paul Hodge

Co-Founder

Co-Founder and Sol Boards shareholder, Paul Hodge was responsible for the early formation and initial early-stage development of Golfboard. Paul is also the co-founder and current CEO of Laird Superfood a natural food company partnered with Laird Hamilton. Paul is a serial entrepreneur who has spent the last 30 years founding and taking on early-stage development of a variety of businesses in multiple categories and industries.



Star Faraon

Co-Founder & Director

Sol Boards Co-Founder and one of its largest shareholders, Star spent 6 years as a product rep for Quantya, an electric motorcycle company based in Switzerland. Star's continued innovation efforts for clean and quiet electric vehicles. Star was behind the original development of the high-performance 4-wheel drive skateboard which led to the development of the GolfBoard.



Dean Fuschetti

Director

A major investor in Sol Board, Dean is COO of Microcast Technologies, the exclusive manufacturing partner with Sol Board. The development of the GolfBoard has been substantially enhanced by the engineering and prototyping work of Microcast Technologies Corporation. Dean is a graduate of Florida State University.



Jim Black

National Director of Communications

Jim has been with the company since day one and has been invaluable in building world wide brand awareness as well as effectively coordinating communications to the team. Additionally, building and managing the company's website and digital footprint, Jim has generated millions in online sales and world wide free publicity for the company. With extensive experience as a golf course superintendent at multiple premier properties, Jim knows how to speak to industry leaders and decision makers in a voice they can relate to, building confidence that GolfBoard has a best-in-class senior management team.



Ali Fakhari

Advisor

With over 15 years of management consulting experience, Ali combines financial expertise with tactical operating capabilities to businesses ranging from start-ups to Fortune 100 companies. Before co-founding his advisory firm, August Venture Partners, Ali was a consultant at Bain & Company and held senior positions at Caesars Entertainment during its merger with Harrah's and reported to the CFO of Burger King during its IPO. Ali has an MBA from Harvard Business School.



Rusty Rothenberg

National Director of Client Support & Regional Sales Manager

Rusty is a world class athlete with multiple water ski championship titles including national water ski jumping and ski fly records. Bringing his passion for sports to GolfBoard, Rusty has been integral to refining the company's national service and support by helping to implement a 24/7 call service assistance and digital trouble shooting program. With his additional responsibilities as the Regional Sales Manager for multiple territories, Rusty has built an expansive client list and driven much of GolfBoard's revenues since joining the team in 2016.

Prior to GolfBoard Rusty built a successful orthopedic knee brace company from the ground up developing several key patents as well as being the top producer in sales for Herbalife, Orthotech, and others. Rusty has developed a love for GolfBoarding and calls himself "Rusty the ResortBoard Guy" as he looks forward to spearheading the expansion of this high potential adjacent offering in the years ahead.

Offering Summary

Company	Sol Boards, Inc.
Corporate Address	61239 Tetherow Dr. #211, Bend, OR 97702
Offering Minimum	$10,000.00
Offering Maximum	$535,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type : Equity

Security Name : Class B Non Voting Common Stock

Minimum Number of Shares Offered : 8,000

Maximum Number of Shares Offered : 428,000

Price per Share : $1.25

Pre-Money Valuation : $11,035,048.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses*

$1,000+ | Bronze Tier

Invest $1,000 and surf the earth with 2 free Golfboard 18-hole day passes.

$2,500+ | Silver Tier

Invest $2,500 and surf the earth with 4 free Golfboard 18-hole day passes.

$5,000+ | Gold Tier

Invest $5,000 and receive $500 off your own Golfboard plus 4 free Golfboard 18-hole day passes.

$10,000+ | Platinum Tier

Invest $10,000 and receive $1000 off your own Golfboard plus 4 free Golfboard 18-hole day passes.

$25,000 | GolfBoard

Invest $25,000 and receive a free GolfBoard.

$50,000 | SportBoard

Invest $50,000 and receive a free SportBoard with rear fender cooler plus sand and seed bottle.

$75,000 | GolfBoard Pro

Invest $75,000 and receive a free GolfBoard Pro with rear fender cooler plus sand and seed bottle.

$100,000+ | GolfBoard Pro Graphite

Invest $100,000 and receive free customized GolfBoard Pro with graphite fenders and seat cooler system.

The 10% Bonus for StartEngine Shareholders

Sol Boards, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.25/ share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

25 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, GolfBoard by Sol Boards, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in GolfBoard by Sol Boards, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the GolfBoard by Sol Boards, Inc. offering. Here's an excerpt describing the specifics of the change:

GolfBoard By Sol Boards, Inc. extended the length of their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, GolfBoard by Sol Boards, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in GolfBoard by Sol Boards, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

CBS Sports Recognizes GolfBoard as One of The Best Alternative Transportation Devices for Golf

3 months ago

Coming in with a hard counter-punch to the coronavirus pandemic, CNN reports the popularity of Golf is "booming", with the National Golf Foundation estimating that over 70 million incremental rounds have been played since last June. During this surge in the popularity of golf, CBS Sports has taken special notice of GolfBoard, recognizing it as one of the "newest and hottest" products at the 2021 Virtual PGA Merchandise Show. According to the recent article and video by CBS Sports Golf writer Kyle Porter, GolfBoard is "a spectacular way to get around the course quickly and easily." It was very exciting to see GolfBoard acknowledged by CBS for being one of the "more interesting and innovative companies" with a diverse line of products.


KYLE PORTER
@KYLEPORTERCBS
CBS SPORTS GOLF WRITER
CBS SPORTS HQ

GolfBoard's Innovative Ways Are A Must-See

Kyle Porter also mentioned the company's new CaddieBoard, which can hold up to four sets of clubs, allowing one GolfBoard to handle a friend's clubs and/or kids clubs at the same time. After being awarded 'Best New Product for Golf' at the 2014 PGA Merchandise Show, it is especially gratifying to see our company so favorably reviewed by CBS Sports in 2021. The CBS Sports review of the top golf products describes CaddieBoard as a "really cool" and "favorite" new transportation device, as well as characterizing all Golfboard products as "terrific" and hopefully "the future of golf transportation." This positive media attention is strong testimony that our Company is well positioned for future growth.



Still Time Remaining to Participate in GolfBoards' Crowdfund Offering

Thank you to the 240 investors in our Reg CF offering who participated through our campaign page at StartEngine. With the all the uncertainties of COVID, we are grateful to our new investors who support us. We are currently 88% subscribed and need just $30,000 of additional investment to reach our $250,000 funding goal. The minimum investment is only $250, so please help spread the word!

Golf Rounds Growing & Popularity Improving

4 months ago

In a difficult and ever-evolving COVID impacted marketplace, the golf business has actually seen an uptick in popularity and growth. After an initial decline of 20 million rounds played in the spring of 2020, the National Golf Foundation reports the golf industry will finish more than 13% ahead of prior year. Most excitingly, the recent trend is for even greater growth in rounds played with an increase of 32% in October and over 57% in November! The combination of a continued focus on social distancing to help reduce the spread of COVID, combined with the improving popularity of golf, is expected to drive increased demand for GolfBoard in 2021.



PGA
2021 MERCHANDISE SHOW
GOLFBOARD
SURF THE EARTH
IS PARTICIPATING IN
PGA SHOW VIRTUAL
EXPERIENCE & MARKETPLACE!
JANUARY 26-29
JOIN US &
REGISTER FOR FREE TODAY

2021 PGA Merchandise Show Goes Virtual

Congratulations to the PGA and the team at Reed Expo for making the transition to a virtual experience and marketplace. The virtual PGA show provides a robust platform for GolfBoard to market all its product offerings, promote new features and fleet discounts, as well as connect one-on-one with potential new clients. All at a much lower cost to the company.

GolfBoard has always been a very popular attraction at prior PGA shows, earning the Best New Product for Golf award at our 2014 debut. We expect the PGA Virtual Merchandise show to quickly prove to be an effective platform for engaging with golf industry decision makers and key influencers. While we will miss the comradery of being together as a team for the week, we welcome and appreciate the effort of the PGA and Reed Expo to leverage technology in order to help GolfBoard engage with its clients in 2021.


PING
GOLFBOARD

CaddieBoard Gaining Traction

We are very happy to report that multiple partnerships are in the works for revenue share beta tests of our new CaddieBoard. Our executive team is confident the CaddieBoard offering will be very popular, as now caddies will be able to get around courses much faster and with far less wear and tear on their bodies. Not only does the CaddieBoard open a whole new adjacent market segment, but it is expected to have a massive referral impact as more golfers will now be exposed to GolfBoarding. Our recently produced 2-minute CaddieBoard video quickly explains its tremendous benefit, and how CaddieBoard will help further fuel the Company's growth in the years ahead.



Thanks for Supporting GolfBoard

Thanks to our many GolfBoard Investors we have now raised nearly $200K through our current Reg CF offering and are just 22% away from reaching our $250K funding target. This Reg CF offering now has over 140 participants, with the average new investment of over $800. A primary use of funds from our on-going capital raise is to grow our Company owned fleet of GolfBoards in order to further expand our rental, revenue share, and CaddieBoard programs. Please share this link to the GolfBoard StartEngine Campaign page with friends and relatives who might share your passion for Golf or investing. Once again, our GolfBoard team greatly appreciates your support.

GolfBoard Revenue Share Program Launch Update

4 months ago

We are excited to report that our new Revenue Share Program is quickly gaining traction with over 30 Rev Share GolfBoards shipping out in December to wind up 2020! Our friends at Trinity Forest Golf Club in Texas are taking full advantage of our new Revenue Share Program to roll out GolfBoard in a big way with 24 boards just delivered to start their 2021 season. Tayman Golf Group, in California, is also participating in our new Revenue Share Program with an 8-board order for their Ukiah Valley course and another 8-board order soon planned for their Healdsburg Golf Club. These Rev Share beta tests will help provide important proof of concept, as we look for additional financing in 2021 to significantly expand this potentially high-margin / high-growth opportunity.

Our Revenue Share program will attract a whole new group of golf course clients, as participation has little to no upfront cost for our clients, but high potential to attract new players, speed up play, and generate incremental rental revenue. Because of the low to no up-front startup costs, and strong financial upside, our Company is already seeing indications that this exciting new program will greatly increase average order size, as well as speed-up the management decision process -- exponentially increasing the rate of course adoption.

Nearly every golfer who tries GolfBoarding becomes a GolfBoard fan for life. GolfBoard has already attracted thousands of new players to the game, with over 133,000 registered riders. This is just the beginning. Become a GolfBoard shareholder now and help support our mission to revolutionize the game. It's not too late to become a GolfBoard Shareholder. Our Reg CF Offering is now nearly 75% subscribed and with your help we hope to complete our offering this month. There are still 61,200 shares available at just $1.25 per share. Your investment will help grow the game of golf by expanding our Revenue Share fleet. At a minimum investment of only $250 it's easy for anyone to become a GolfBoard shareholder.



GolfBoard Reg CF Offering Now 58.8% Subscribed

5 months ago

Dear Investor Community

Thank you so much for your continued interest and support of GolfBoard. Our team is energized by the strong on-going positive feedback from our more than 120,000+ registered GolfBoard riders plus 40,000+ Facebook and Instagram followers. Ideally suited for social distancing, more riders than ever before are choosing to experience the incredible fun of GolfBoarding. We are highly confident that now more than ever GolfBoard is the ideal product to revolutionize the game of golf.

GolfBoard has come a long way since winning best new product at the Orlando PGA Merchandise Show back in 2014. With over 1 million GolfBoarding rounds now played, our clients have seen firsthand that GolfBoard is a highly effective way to attract new players to the game. For 2021, our new and improved GolfBoard is wider, more stable, plus has even greater durability and higher performance than ever, setting the stage for us to fully capitalize on the record demand we expect to see in the new year.

New investment in GolfBoard also continues to grow. Just this weekend alone we had over 800 visits to our Golfboard Reg CF offering campaign page at StartEngine, generating more than 160 new GolfBoard investors, with more joining in every day. It's this new investment that will fund the continued worldwide expansion of our global GolfBoard brand. Now nearly 60% subscribed, we hope you will encourage others to participate in our Reg CF offering and became a GolfBoard shareholder.

Thank you again for your support.

GOLFBOARD
SURF THE EARTH®

John Wildman
Chairman & CEO



Notice of Material Change in Offering

5 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the GolfBoard by Sol Boards, Inc. offering. Here's an excerpt describing the specifics of the change:

GolfBoard by Sol Boards, Inc. extended its campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

6 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, GolfBoard by Sol Boards, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in GolfBoard by Sol Boards, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

END OF UPDATES

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Carol A C. 3 INVESTMENTS INVESTED a month ago
Hi John Wildman, 1st I have to say, I LOVE these & I opt to use a GolfBoard EVERY time, it's why I invested. I'm an avid skier, so for me riding a GolfBoard was so much more appealing than a golf cart!! Riding these MAKES my game of Golf sooo much more fun! Now for my Q, will 'GolfBoard by Sol Boards, Inc.' be issuing K-1s for taxes, or will we as investors/shareholders receive a 1099-DIV? TY!

Jeffrey C. 2 INVESTMENTS a month ago
I live in Texas and would like to help you sell these. I already have a course interested

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Brian F. 3 INVESTMENTS 2 months ago
Hello, I purchased 100 shares 4 years ago, please advise on disbursement of funds, the current value of shares, will there ever be an IPO on wall st. and if so if these shares will be transferable for class A shares on the market, and if not, if your company will be paying dividends on these shares or if you will be buying them back with a proper remuneration for having my funds at your disposal for four years???

Terrence A. 4 INVESTMENTS 2 months ago
I purchased shares in 2017 and would like to sell my shares.How do I sell my shares?

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michael t. 1 INVESTMENT 2 months ago
I purchased shares back in January 2017 and would now like to sell my shares. I spoke with Meagan at startengine and was informed that golfboard is not listed in the secondary marketplace therefore cannot sell shares?? Please advise on the best option to sell my shares. Thank You

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michael t. 1 INVESTMENT 2 months ago
I purchased shares back in January 2018 and would now like to sell my shares. I spoke with Meagan at startengine and was informed that golfboard is not listed in the secondary marketplace therefore cannot sell shares?? Please advise on the best option to sell my shares. Thank You

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Paul R. 1 INVESTMENT 2 months ago
Hello,
I purchased 4,000 shares at a value of $5,000 back in January of 2017. The perk for the investment was an annual invitation to the shareholders meeting, which I have not received since 2018. Are the meetings still taking place? May I forgo this perk and instead receive the 10% share bonus that is currently offered? In addition, has the value of my shares increased with the additional offerings. I look forward to hearing from you.
Thank you,
Paul

Paul R. 1 INVESTMENT 2 months ago
Hello,
I purchased 4,000 shares at a value of $5,000 back in January of 2017. The perk for the investment was an annual invitation to the shareholders meeting, which I have not received since 2018. Are the meetings still taking place? May I forgo this perk and instead receive the 10% share bonus that is currently offered? In addition, has the value of my shares increased with the additional offerings. I look forward to hearing from you.
Thank you,
Paul

John S. 3 INVESTMENTS INVESTED 3 months ago
Black Gold Golf Club - 1 Black Gold Dr, Yorba Linda, CA 92886

> **John Wildman** - GolfBoard by Sol Boards, Inc. 3 months ago
> Got it - please email me your contact info so we can coordinate (send to John@golfboard.com)

John S. 3 INVESTMENTS INVESTED 4 months ago
I see that your company is offering Investment Incentives and Bonus, I have invested 2000 shares about 4 months ago, and want to know if I'm getting this Incentives or no?

> **John Wildman** - GolfBoard by Sol Boards, Inc. 4 months ago
> Good news, I do see your $2,500 investment made on 9.4.2020 in this Reg CF offering, so you qualify for our Silver Tier reward of 4-free GolfBoard passes. Just let us know which course you want to play (go here golfboard.com/coursenetwork to find where to ride), and we will pay the GolfBoard rental fee for your foursome. Thanks for your investment.

David W. 4 months ago
I belong to 2 private golf courses one in NY one in FL. Both had golf boards (notice the use of the past tense) Great product, but both courses had the same experience with golf board, The boards would fail and require maintenance beyond what the course staff could perform and put the board out of service. Both courses reported that they could not get Golf Board to come and service the units, and that Golf Board still required the monthly lease payment on the boards that were out of service. Both courses have since canceled their contracts with Golf Board. Too bad good product with bad support. Maybe it's just growing pains of a new company.

> **John Wildman** - GolfBoard by Sol Boards, Inc. 4 months ago
> Hi David

We have many loyal repeat customers. Every month we have satisfied course clients who trade-in their 2 to 3-year-old boards for new equipment, some clients are now on their 3 set. Generally. GolfBoard motors, suspension springs and bearings last 2 to 3 seasons before needing replacement (depending on usage). This motor, bearing and spring replacement ($725 of parts) is the servicing that you reference that is beyond the competency of some course's cart barn staff. In those cases, the course can ship the boards back to our factory for the required servicing, which generally takes about 2 to 3 hours per board ($95 per hour for labor). So for approximately $1,000 per unit, the boards can be use for another 2 to 3 years. The other option is to trade-in (with up to $2,000 credit per board) for all new equipment. Please provide me the names of the NY and NJ courses and I will personally reach out to them (send info to john@golfboard.com).

Thanks
John

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VIDEO 1: Golfboard_Narrative_ ComplianceText

JD 00:00

One of the things that excites me most about Golfboard is the amount of positive impact I believe it has on the game. The number one thing that people will tell you, when they've been on a golf board for more than five minutes, is... it was a lot easier than I thought it was going to be... that's the most fun I've ever had on a golf course.

JW 00:17

What innovation in golf has happened maybe ever, that grows the game of golf more effectively than Golfboard. We've now become a huge driving engine in the golf industry. We have to not only transform the way golf is played, but transform the way golf is perceived - to a fun, energetic, thrilling fitness experience. Our management team and the founders of the company are all board enthusiasts. When they would golf they would look at these beautiful manicured fairways and say this is like freshly groomed powder. Imagine if we could board on this terrain, but now it's been embraced by the industry as uniquely a better way to play golf.

JD 00:58

The Genesis of the product came from surfers. We have done I think a very good job of taking the joy and the fun of experiencing that kind of motion and making it safer and easier for the masses to enjoy.

JW 01:15

My own children weren't golfers, but they saw us developing the product and going out on the fairway. They'd go, Hey, I'd like to do that it looks like a lot of fun, and now they go out and they start boarding. But then they fall in love with the game of golf, but without the Golfboard, they'd have never touched the game of golf in the first place. And we want that story to replicate time and time again, and bring a whole new group of players from 14 and 16 into adulthood that become loving the game through Golfboard. Everything about the Golfboard has changed since its initial launch... It's wider, it's more stable, it's higher performing. It has a computer on board that controls acceleration and de- acceleration. It has an automatic parking brake.

JD 01:57

We're in our sixth iteration of the product now and the stability bar, the suspension system, the larger tires all improve the product in a way that gave us the ability to get almost anybody onto a board and have a safe, fun, engaging riding experience and... get to the ball faster.

JW 02:16

It's taken years to us to evolve to the place that we are today. Now we have a product that's perfectly suited for the golf course and puts us years ahead of any alternative device that's out there. It's the school of hard knocks that other followers are going to have to go through. We're past that stage, we now have a perfectly built product that's ideally suited for the game that's completely natural to the end user.

JD 02:40

So as you're riding down the fairway and you're surfing the earth, there's another thing going on there, which is if you're the least bit aware and take advantage of it, the engagement of intuitive motion and effortless motion carries over from the ride on the Golfboard to the golf swing

J JW 02:58

As you can get the exact sensation, as wakesurfing, or wakeboarding out on the course itself. It's the same fluid motion and thrilling sensation of being out behind the speedboat on the water. But on the fairway, if that's the type of ride that you want to have.

JD 03:16

You can get very creative in your time between shots. Suddenly, if you look at a fairway and you start thinking, this is a couple of right hand banks here and it's a half pipe over there, and then I've got a little bit of a drop and a little bit of a rise. It's like, Oh, I felt so childlike again.

JW 03:32

We now have over a million rounds of Golfboarding played 96% of the people use golf board go again. So the satisfaction rate is super high. But even the deconditions loves the golf board. The frequency of people renting over 60 is the same as the frequency of people renting at 20.

JD 03:52

We've had 70 million social media hits through various articles and feature stories that have been done on the company but one of the most rewarding things for us has been some of the industry recognitions that we've gotten Golf Digest had us in the new transport product of the year

JW 04:07

When we went to our first PGA Merchandise show, I think in 2014, we never anticipated we would win Best New Product. But when we won that award, immediately, it transformed the organization. A lot of encouragement from the icons of the industry to take the game to a whole new level through Golfboarding. In fact, there's a whole new single writer vehicle movement that was started by Golfboard.

JD 04:33

Which essentially is the category that is has grown around our initial efforts in the industry.

JW 04:39

The Global pandemic of COVID-19. That single-rider vehicle has become even more important as a way of getting around the golf course.

JD 04:51

We believe that not only the evolution of the product to the point that it's at right now, but the evolution of the business model for how the product is paid for and funded, and how we receive our revenues is a revenue share model. So our ability to take the Golfboard and get that into courses at little or no costs. We want to be able to walk in and say, here's a Golfboard. It's no cost you up front, we will do a revenue share split with you, and we will support you with social media and best case and best practices, documentation and ongoing consultation. Because if we can make the courses more successful with how many boards that they ran out, we'll make more money, and they'll make more money.

JW 05:36

Which eliminates the downside risk for our clients exponentially improving potential adoption, most importantly, creating the opportunity for sustainable, high margin recurring revenue for both our company and our clients. We're on 300 courses worldwide in seven countries right now. But there are 30,000 golf courses in the world. The potential for golf board in the next few years is just massive. When riding the board becomes as much fun as playing the game - or even more fun. That's a great testimonial for our offering.

VIDEO 2: CaddyBoards_Narrative_ComplianceText

SPEAKERS

JD, JW

JD 00:00

Caddies are still very prevalent in the game. They are very important in the game. There's always been a challenge with caddies, and that is that if you're young caddy, you can carry two bags after you've been caddying for 30 years or so sometimes you only carry one bag.

JW 00:11

The caddies see the boards and say, Hey, I'd love to be on one of those. It will allow me to get around the course faster, service the client better so that the caddy doesn't have to schlep two heavy golf bags

JD 00:22

A Caddyboard has been developed with a bag stand on the front of the board and a bag stand on the back of the board. The clubs for each one of the players are on the Caddyboard

JW 00:32

It allows them not only to be on the tee box with their client when they're driving, but quickly get out in front of them, find their ball, measure the distance to the next shot, select the right club, it simply makes them more effective at doing their job.

JD 00:46

The Golfboards are allowed to go closer to the greens and closer to the tee boxes. So the proximity piece of the Caddyboard is very important because it lets them get right up to the edge of the tee and right out to the edge of the green

JW 00:57

And immediately they just naturally get into a surfing mode. And you can see them enjoying the terrain and having the thrill of a surfing experience while they're actually at work.

JW 01:06

A Caddyboard is a fantastic evolution of Golfboard. No one knows the sport of golf better than caddies. And caddies already worldwide are showing interest in this new offering. We see the day, where more and more caddies, have access to Golfboards and they can now service their clients way later in life.

JD 01:07

If the players are walking, it's a super big benefit because the board and the caddy are down at the ball waiting. They've already got the yardage. If there were errant tee shots left and right, boom, you go over and find the one on the left and you leave a club there you go over and find the one on the right. The players arrive. Mr. Jones, you're 175 keep it a little bit right in the pin. Mrs Jones you're 180 hit it up just short to the front edge. The efficiency and the speed with which the caddy can do their job significantly magnifies

JD 01:54

We strongly believe that the Caddyboard is a complete adjacent market that is going to help to fund The growth for 2020 and beyond.

VIDEO 3: Testamonials_Edit_Compliance_Narrative

Mon, 7/27 8:40AM 1:52 SPEAKERS

Pat, Brett, Mark, Greg, Don, Luan, Eric

Don 00:00

It became the start of a love affair for me when I first got on one

Mark 00:03

Truly the Golfboard allows you to surf the earth.

Don 00:06

They were something entirely different.

Greg 00:09

You treat it like your skis or your mountain bike or whatever. It's your trusted steed. Right?

Luan 00:14

Our mantra at Golf Digest is think young play hard. And this is all about think young play hard.

Mark 00:19

The first time I got on it, I said, You got to be kidding me. You can actually make banked turns out in the fairways and just have a ball

Eric 00:27

Just kind of fell in love with the product. And thought it fit real well for what we're doing here at Monarch Beach.

Pat 00:32

It's allowed me to see the golf course in a different way because I'm not looking down, I'm looking around and I have more freedom to do that.

Brett 00:40

I drove it everywhere. Every time I played and every time I went out its just the greatest thing I've ever been on

Luan 00:46

It gave me a different perspective on how I would enjoy the game I would look for any part of the golf course that allowed me to kind of come up the face and come down the other side. It was really entertainment between shots

Greg 00:57

With Golfboard, you can play sub three-hour 18 hole rounds. You just get to your bal l so quickly and hit you know jump off get your club - hit. I think that portion is what I like the most.

Don 01:10

I love the ability to get to and near a green and not have to park a cart 100 yards away or 50 yards away.

Pat 01:17

It's just the freedom that you feel when you're on the board. I will take the golf board 100 times out of 100

Eric 01:23

You should leave a golf course better than you find it, and I think with a Golfboard. You can leave it better than you find it and you can have more fun doing it.

Mark 01:29

I ended up owning one and it's been absolutely spectacular ever since. If I could say something to my Golfboard, I'd say you are the baddest ass coolest thing I have ever seen.

I can't believe how lucky I am to have one and be able to use it.

Luan 01:44

Especially with the pandemic when you have the social distancing issues... You know great things are bound to happen for Golfboard

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Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

920634-95 912124 100-

FILED

MAR 06 2013

OREGON
SECRETARY OF STATE

ARTICLES OF CONVERSION

OF

SOL BOARDS LLC

ARTICLE 1
Business Entity Prior to Conversion

The name and type of business entity prior to conversion is **SOL BOARDS LLC**, a California limited liability company.

ARTICLE 2
Business Entity After Conversion

The name and type of business entity after conversion will be **SOL BOARDS, INC.**, an Oregon corporation.

ARTICLE 3
Plan of Conversion

The plan of conversion is attached as Exhibit A.

ARTICLE 4
Effective Date

These articles of conversion will become effective on filing.

Dated: _March 1st________________, 2013.

SOL BOARDS LLC, a California limited liability company

[signature]

By: ____Paul Hodge________________
Its: _____President________________

Person to contact about this filing: Jeffrey J. Ellsworth
Daytime phone number:

SOL BOARDS, INC.
92063495-14185817 CNV

PLAN OF CONVERSION

This Plan of Conversion sets forth the terms and conditions under which **SOL BOARDS LLC**, a California limited liability company, will convert to an Oregon corporation.

SECTION 1 DEFINITIONS

"Business Entity" means:

(a) before the Effective Time, **SOL BOARDS LLC**, a California limited liability company; and

(b) after the Effective Time, **SOL BOARDS, INC.**, an Oregon corporation.

"Effective Time" means the effective time and date of the conversion, as determined in accordance with ORS 60.476(2).

SECTION 2 BUSINESS ENTITY PRIOR TO CONVERSION

The name and type of the Business Entity prior to conversion is:

Name	State of Organization	Type of Entity
SOL BOARDS LLC	California	Limited Liability Company

SECTION 3 BUSINESS ENTITY AFTER CONVERSION

The name and type of the Business Entity after conversion will be:

Name	State of Organization	Type of Entity
SOL BOARDS, INC.	Oregon	Corporation

SECTION 4 MATERIAL TERMS AND CONDITIONS

4.1 Conversion. At the Effective Time, the Business Entity will convert from a California limited liability company to an Oregon corporation.

4.2 Directors. The following individuals will be the directors of the Business Entity after the Effective Time:

PAUL HODGE

STARLING FARAON

DON WILDMAN

SECTION 5 CONVERSION OF OWNERSHIP INTERESTS

The following will occur at the Effective Time:

5.1 Conversion. Except as otherwise provided in Section 5.2, each 1% membership interest in the Business Entity will be converted into 1,000 shares of common stock of the Business Entity.

5.2 No Fractional Shares. No fractional shares will result from the conversion. Any fractional share that would otherwise result from the conversion will be rounded to the nearest whole share.

SECTION 6 ADDITIONAL ORGANIZATIONAL INFORMATION

The additional organizational information set forth on the attached Exhibit A-1 will govern the Business Entity after the Effective Time.

SECTION 7 CERTIFICATES

After the Effective Time, the Business Entity will issue to the owners one or more new certificates representing the shares of the Business Entity into which the ownership interest of the Business Entity was converted.

SECTION 8 ABANDONMENT

At any time before the Effective Time, this Plan of Conversion may be abandoned by the members of the Business Entity.

ARTICLES OF INCORPORATION

OF

SOL BOARDS, INC.

ARTICLE 1

The purposes of this Corporation are to engage in any lawful activities for which corporations may be organized under Oregon Statutes as from time to time constituted; and this Corporation shall have those powers which are given to corporations under Oregon Statutes presently constituted and those powers which may hereafter and from time to time be given or permitted to corporations under Oregon law.

ARTICLE 2

The duration of this Corporation is perpetual.

ARTICLE 3

There shall be no preemptive rights.

ARTICLE 4

The registered agent of this Corporation for service of process is Jon J. Napier, whose address is 1201 NW Wall Street, Suite 200, Bend, Oregon 97701, which address is the registered office of this Corporation.

ARTICLE 5

The address where the Division may mail notices is:

1201 NW Wall Street, Suite 200
Bend, Oregon 97701

ARTICLE 6

The total number of shares of stock which the Corporation shall have authority to issue shall be 5,000,000 shares of Common Stock without par value.

ARTICLE 7

Any vacancy occurring in the Board of Directors of the Corporation may be filled by the affirmative vote of a majority of the then remaining directors, if any; otherwise such vacancy shall be filled by the affirmative vote of the holders of a majority of the common shares of the Corporation. Any directorship to be filled by reason of an increase in the number of directors may be filled by the affirmative vote of a majority of the directors then in office.

ARTICLE 8

Each share of the Common Stock of this Corporation, after the consideration therefor as fixed by the Board of Directors has been fully paid in, shall be nonassessable and shall not be subject to assessment to pay the debts of the Corporation.

ARTICLE 9

The Corporation will indemnify an individual against liability incurred in a proceeding to which the individual was made a party because the individual is or was a director or officer of the Corporation to the fullest extent permitted by law, provided that the individual acted: (i) in good faith; (ii) in a manner the individual reasonably believed to be in the best interests of the Corporation, or at least was not opposed to the Corporation's best interests; and (iii) within the scope of the individual's authority as a director or officer of the Corporation.

ARTICLE 10

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, except that this provision shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date of adoption of this Article and that this provision shall not eliminate or limit the liability of a director for (a) any breach of the director's duty of loyalty to the Corporation or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) any distribution to shareholders which is unlawful under Oregon law; or (d) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article shall apply to or have an effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions prior to such amendment or repeal.

If Oregon law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by Oregon law as so amended.

ARTICLE 11

In addition to any other method provided for in the Bylaws or these Articles of Incorporation, the shareholders may act by written consent without a meeting if (a) the shareholder action is taken by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shareholders entitled to vote on the action were present and voted, (b) the shareholder action is evidenced by a written consent describing the action taken that is signed by all shareholders taking such action, and (c) the shareholder action is delivered to the corporation for inclusion in the minutes or filing with the corporate records. The corporation must give written notice of any action taken pursuant to this Article to all shareholders who did not consent to such shareholder action in writing by signing such written consent. The notice provided to such shareholders must contain or be accompanied by the material required by ORS 60.211.

920634-95

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SOL BOARDS, INC.
an Oregon corporation

FILED
NOV 07 2014
OREGON
SECRETARY OF STATE

These Amended and Restated Articles of Incorporation supersede the existing Articles and all previous amendments and restatements.

ARTICLE 1

The name of the corporation is **SOL BOARDS, INC.**

11/07/2014 1:08PM 000001 #1592
0001
BUSINESS REG $100.00
CHECK $100.00

ARTICLE 2

The purposes of this Corporation are to engage in any lawful activities for which corporations may be organized under Oregon Statutes as from time to time constituted; and this Corporation shall have those powers which are given to corporations under Oregon Statutes presently constituted and those powers which may hereafter and from time to time be given or permitted to corporations under Oregon law.

ARTICLE 3

The duration of this Corporation is perpetual.

ARTICLE 4

There shall be no preemptive rights.

ARTICLE 5

The total number of shares of stock which the Corporation shall have authority to issue shall be 5,000,000 shares of Common Stock without par value.

ARTICLE 6

Any vacancy occurring in the Board of Directors of the Corporation may be filled by the unanimous vote of the remaining directors or by the shareholders. Any directorship to be filled by reason of an increase in the number of directors may be filled at an annual meeting or at a special meeting of the shareholders called for that purpose.

SOL BOARDS, INC.
92063495-15603102 RSTART

ARTICLE 7

Each share of the Common Stock of this Corporation, after the consideration therefor as fixed by the Board of Directors has been fully paid in, shall be nonassessable and shall not be subject to assessment to pay the debts of the Corporation.

ARTICLE 8

The Corporation will indemnify an individual against liability incurred in a proceeding to which the individual was made a party because the individual is or was a director or officer of the Corporation to the fullest extent permitted by law, provided that the individual acted: (i) in good faith; (ii) in a manner the individual reasonably believed to be in the best interests of the Corporation, or at least was not opposed to the Corporation's best interests; and (iii) within the scope of the individual's authority as a director or officer of the Corporation.

ARTICLE 9

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, except that this provision shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date of adoption of this Article and that this provision shall not eliminate or limit the liability of a director for (a) any breach of the director's duty of loyalty to the Corporation or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) any distribution to shareholders which is unlawful under Oregon law; or (d) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article shall apply to or have an effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions prior to such amendment or repeal.

If Oregon law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by Oregon law as so amended.

ARTICLE 10

In addition to any other method provided for in the Bylaws or these Articles of Incorporation, the shareholders may act by written consent without a meeting if (a) the shareholder action is taken by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shareholders entitled to vote on the action were present and voted, (b) the shareholder action is evidenced by a written consent describing the action taken that is signed by all shareholders taking such action, and (c) the shareholder action is delivered to the corporation for inclusion in the minutes or filing with the corporate records. The corporation must give written notice of any action taken pursuant to this Article to all shareholders who did not consent to such shareholder action in writing by signing such written consent. The notice provided to such shareholders must contain or be accompanied by the material required by ORS 60.211.

ARTICLE 11

The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders, or voting groups of shareholders, than is required by the Oregon Business Corporation Act (ORS Chapter 60 (the "Act")).

ARTICLE 12

The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for the board of directors than is required by the Act.

CERTIFICATE

These Amended and Restated Articles contain amendments to the Articles of Incorporation requiring shareholder approval. The amendments were adopted effective October 8, 2014. The amendments were approved by the shareholders as follows:

Designation of Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Total Number of Votes Cast For	Total Number of Votes Cast Against
Common Stock	213,292	213,292	173,592	0

Dated: October 8, 2014

SOL BOARDS, INC., an Oregon corporation

By: John Wildman, CEO

Person to contact about this filing: Jon J. Napier, Karnopp Petersen LLP
Daytime phone number: (541) 382-3011

Restated Articles of Incorporation - Business/Professional

Secretary of State - Corporation Division - 255 Capitol St. NE, Suite 151 - Salem, OR 97310-1327 - http://www.FilingInOregon.com - Phone (503) 986-2200

FILED
JUL 29 2016
OREGON
SECRETARY OF STATE

REGISTRY NUMBER: 920634-95

In accordance with Oregon Revised Statute 192.410-192.490, the information on this application is public record. We must release this information to all parties upon request and it will be posted on our website.

Please Type or Print Legibly in Black Ink. Attach Additional Sheet if Necessary.

For office use only

1. NAME OF CORPORATION: Sol Boards, Inc.

2. NEW NAME OF CORPORATION: (If changed) ______

3. A COPY OF THE RESTATED ARTICLES IS ATTACHED. (•) (Required)

4. CHECK THE APPROPRIATE STATEMENT:

( ) The restated articles contain amendments which do not require shareholder approval. The date of adoption of the amendments and restated articles was ______. These amendments were duly adopted by the board of directors.

(•) The restated articles contain amendments which require shareholder approval. The date of adoption of the amendments and restated articles was July 8, 2016

The vote of the shareholders was as follows:

Class or series of shares	Number of shares outstanding	Number of votes entitled to be cast	Number of votes cast FOR	Number of votes cast AGAINST
Common Stock	388,762	388,762	326,094	0

( ) The corporation has not issued any shares of stock. Shareholder action was not required to adopt the restated articles. The restated articles were adopted by the incorporators or by the board of directors.

5. EXECUTION: By my signature, I declare as an authorized signer, that this filing has been examined by me and is, to the best of my knowledge and belief, true, correct, and complete. Making false statements in this document is against the law and may be penalized by fines, imprisonment or both.

Signature:	Printed Name:	Title:
[signature]	Jeff Dowell	President

CONTACT NAME: (To resolve questions with this filing)
Adam T. Adkin

PHONE NUMBER: (Include area code)
(541) 382-3011

FEES
Required Processing Fee $100

SOL BOARDS, INC.

92063495-17188484 RSTART

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SOL BOARDS, INC.
an Oregon corporation

Registry Number: 920634-95

These Second Amended and Restated Articles of Incorporation supersede the existing Articles and all previous amendments and restatements.

ARTICLE 1

The name of the corporation is **SOL BOARDS, INC.** (the "Corporation").

ARTICLE 2

The purposes of this Corporation are to engage in any lawful activities for which corporations may be organized under Oregon Statutes as from time to time constituted; and this Corporation shall have those powers which are given to corporations under Oregon Statutes presently constituted and those powers which may hereafter and from time to time be given or permitted to corporations under Oregon law.

ARTICLE 3

The duration of this Corporation is perpetual.

ARTICLE 4

There shall be no preemptive rights.

ARTICLE 5

The total number of shares of stock which the Corporation shall have authority to issue shall be 15,000,000. The Corporation is authorized to issue two classes of shares with no par value as follows: 10,000,000 shares of Class A Voting Common Stock, and 5,000,000 shares of Class B Non-Voting Common Stock. Except as otherwise required by law, each outstanding share of Class A Voting Common Stock shall be entitled to one vote on each matter voted on at the shareholders' meetings, and, except as may otherwise be required by applicable law, each share of Class B Non-Voting Common Stock shall have no voting rights. Without limitation and for avoidance of any doubt, shares of Class B Non-Voting Common Stock are not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights, Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

ARTICLE 6

Any vacancy occurring in the Board of Directors of the Corporation may be filled by the unanimous vote of the remaining directors or by the shareholders. Any directorship to be filled by reason of an increase in the number of directors may be filled at an annual meeting or at a special meeting of the shareholders called for that purpose.

ARTICLE 7

Each share of Class A Voting Common Stock and each share of Class B Non-Voting Common Stock of this Corporation, after the consideration therefor as fixed by the Board of Directors has been fully paid in, shall be nonassessable and shall not be subject to assessment to pay the debts of the Corporation.

ARTICLE 8

The Corporation will indemnify an individual against liability incurred in a proceeding to which the individual was made a party because the individual is or was a director or officer of the Corporation to the fullest extent permitted by law, provided that the individual acted: (i) in good faith; (ii) in a manner the individual reasonably believed to be in the best interests of the Corporation, or at least was not opposed to the Corporation's best interests; and (iii) within the scope of the individual's authority as a director or officer of the Corporation.

ARTICLE 9

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, except that this provision shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date of adoption of this Article and that this provision shall not eliminate or limit the liability of a director for (a) any breach of the director's duty of loyalty to the Corporation or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) any distribution to shareholders which is unlawful under Oregon law; or (d) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article shall apply to or have an effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions prior to such amendment or repeal.

If Oregon law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by Oregon law as so amended.

ARTICLE 10

In addition to any other method provided for in the Bylaws or these Second Amended and Restated Articles of Incorporation, the shareholders may act by written consent without a meeting if (a) the shareholder action is taken by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shareholders entitled to vote on the action were present and voted, (b) the shareholder action is evidenced by a written consent describing the action taken that is signed by all shareholders taking such action, and (c) the shareholder action is delivered to the Corporation for inclusion in the minutes or filing with the corporate records. The Corporation must give written notice of any action taken pursuant to this Article to all shareholders who did not consent to such shareholder action in writing by signing such written consent. The notice provided to such shareholders must contain or be accompanied by the material required by ORS 60.211.

ARTICLE 11

The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders, or voting groups of shareholders, than is required by the Oregon Business Corporation Act (ORS Chapter 60 (the "Act")).

ARTICLE 12

The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for the board of directors than is required by the Act.

CERTIFICATE

These Second Amended and Restated Articles contain amendments to the Amended and Restated Articles of Incorporation requiring shareholder approval. The amendments were adopted by action taken effective July 8, 2016. The amendments were approved by the shareholders as follows:

Designation of Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Total Number of Votes Cast For	Total Number of Votes Cast Against
Common Stock	388,762	388,762	326,094	0

Dated: July 8th, 2016

SOL BOARDS, INC., an Oregon corporation

By: John Wildman, CEO

920634-95

Person to contact about this filing: Jon J. Napier, Karnopp Petersen LLP
Daytime phone number: (541) 382-3011